

Notice of 2019 Annual Meeting of Shareowners and Proxy Statement

Thursday, May 9, 2019
8:00 a.m. Eastern Time

Hotel du Pont
Wilmington, Delaware

Table of Contents

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 15, 2019

Dear Fellow Shareowners:

It is my pleasure to invite you to join us at UPS's 2019 Annual Meeting of Shareowners. Since our last Annual Meeting, UPS has continued our sweeping transformation that is touching every part of our business — from leadership and culture to our operations, processes and the way we go to market.

In short, UPS is Strong Today, and CREATING our Tomorrow. We embarked on this transformation from a position of strength, with a commitment to create our own future. UPS has a powerful brand, an exceptional and essential global network, and a broad product and solutions portfolio that is designed to meet the current and emerging needs of our customers. UPS produces strong cash flow, the industry's highest margins, and a solid balance sheet.

"UPS is Strong Today and CREATING our Tomorrow."

Our transformation is designed to achieve three principal goals: generate high-quality revenue growth; drive efficiencies and cost reductions that will improve our margins; and further develop our talent as we continue to foster a culture of innovation.

The investments we are making in our network, people, technology and products will improve leverage in our global operations – and are creating greater differentiation for UPS in the markets we serve. Our customers will benefit from more flexibility, consistency and visibility in how packages are moved through our network. By enhancing the value we create for our customers, we will generate higher revenue per package, better balance between our business and residential-based volumes and a higher level of earnings growth.

We made substantial progress on the network investment initiatives we first discussed in early 2017. We are implementing technology that is making our network and our company more efficient, more flexible, more resilient, and more anticipatory. The result is a network that enables us to attract additional opportunities for high quality growth and generate improved operating margins.

We are capturing opportunities through digital technology and automation that are changing the way people and companies connect and communicate. Additionally, our advanced methods of optimizing the flows of freight and packages with available capacity results in improved transit times for our customers and better asset utilization and network efficiency. To build on those improvements and fulfill the growing demand for our services, we are significantly expanding capacity through comprehensive investments across our operations.

These improvements have succeeded in large part due to the innovative ideas and commitment to service our people bring to UPS everyday. We will continue to shape our culture so we can seize on the new market opportunities of the 21st century.

I want to encourage all of our shareowners to vote. This is your opportunity to share your views with the Company. We look for meaningful ways to engage with our investors as we continually seek to grow our business, improve governance and increase shareowner value. We are grateful to those shareowners who have previously shared their views. As we approach the Annual Meeting, I encourage you to contact us with any questions or feedback at 404-828-6059.

On behalf of the entire Board of Directors, thank you for your continued support of UPS.

David P. Abney
Chairman and Chief Executive Officer



Notice of UPS 2019 Annual Meeting

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

- **Date and Time:** May 9, 2019, 8:00 a.m. Eastern Time
- **Place:** Hotel du Pont, 11th and Market Streets, Wilmington, Delaware
- **Record Date:** March 11, 2019
- **Distribution Date:** A Notice of Internet Availability of Proxy Materials or the Proxy Statement is first being sent to shareowners on or about March 15, 2019.
- **Voting:** Holders of class A common stock are entitled to 10 votes per share; holders of class B common stock are entitled to one vote per share. **Your vote is important. Please vote as soon as possible by using the Internet, by telephone or by signing and returning your proxy card (if you received a paper copy of the proxy card by mail). Your voting options are described on the Notice of Internet Availability of Proxy Materials and/or proxy card.**
- **Admission:** To attend the meeting in person you will need proof of your share ownership (see page 68 for acceptable proof of ownership) as of the record date and a form of government-issued photo identification.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be held on May 9, 2019: The Proxy Statement and our 2018 Annual Report are available at www.proxyvote.com. Questions? Call 404-828-6059 (option 2).

Norman M. Brothers, Jr.
Secretary
Atlanta, Georgia
March 15, 2019

Items of Business

		Voting Choices	Board Voting Recommendations	Page
Company Proposals:				
1.	Elect 12 director nominees named in the Proxy Statement to serve until the 2020 Annual Meeting and until their respective successors are elected and qualified	• Vote for all nominees • Vote against all nominees • Vote for some nominees and against others • Abstain from voting on one or more nominees	FOR ALL	20
2.	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2019	• Vote for ratification • Vote against ratification • Abstain from voting on the proposal	FOR	57
Shareowner Proposals (if properly presented):				
3.	Prepare an annual report on lobbying activities	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	AGAINST	60
4.	Reduce the voting power of class A stock from 10 votes per share to one vote per share	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	AGAINST	62
5.	Prepare a report to assess the integration of sustainability metrics into executive compensation	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	AGAINST	64



Proxy Statement

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

This Proxy Statement contains important information on Company matters that require your vote at the 2019 Annual Meeting of Shareowners (the "Annual Meeting"). We are providing these proxy materials to you because you own shares of United Parcel Service, Inc. common stock and our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. We are first mailing this Proxy Statement to our shareowners on or about March 15, 2019. The Annual Meeting will be held May 9, 2019, at 8:00 a.m. Eastern Time, at Hotel du Pont, 11th and Market Streets, Wilmington, Delaware.

All properly executed written proxies, and all properly completed proxies submitted by the Internet or telephone, that are delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting. Only owners of record of shares of the Company's common stock as of the close of business on March 11, 2019, the "Record Date", are entitled to notice of, and to vote at, the Annual Meeting (or any adjournment or postponement of the meeting).

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement.

Corporate Governance

Following is a brief overview of some of our corporate governance policies and practices:

- We maintain an independent board; all of our directors are independent, other than our Chairman and CEO;

- We have a highly engaged lead independent director with significant oversight responsibilities;

- All of our directors are elected annually;

- We have adopted a proxy access bylaw allowing qualifying shareowners to include director nominees in the Proxy Statement;

- We provide for majority voting in uncontested director elections;

- Acting as a full board and through each independent board committee, the board is fully engaged in the Company's strategic planning process, conducting an in depth review of Company strategy on an annual basis and receiving regular updates throughout the year;

- Our independent directors meet regularly without management;

- The board has a Risk Committee comprised entirely of independent board members that is responsible for assisting in overseeing management's identification and evaluation of enterprise risks, including risks associated with cyber-security;

- The board and each board committee conduct evaluations annually;

- We regularly engage with shareowners; we contacted holders of over 43% of our class B common stock during this proxy season to discuss our executive compensation programs and corporate governance practices;

- Our robust stock ownership guidelines include a target ownership of eight times annual salary for the Chief Executive Officer and five times annual salary for other executive officers; and

- Executive officers and directors are prohibited from hedging their ownership in UPS stock and, since 2014, have been prohibited from entering into pledges of UPS stock.

The UPS Board

The Board of Directors is responsible for the oversight of our Company. Beyond a broad range of **skills and experiences**, we seek to maintain an **optimal mix of newer directors**, who bring fresh perspectives, and **longer-tenured directors**, who have contributed to developing our strategy over time, and have acquired an in-depth understanding of our global organization. A majority of non-management independent directors ensures **robust debate and challenged opinions** in the boardroom, while **diversity** of gender, age and ethnicity contributes to a diverse range of views.

The board believes that the 2019 nominees are of an appropriate composition to effectively oversee and constructively challenge the performance of management in the execution of our strategy.

As a group, our 12 director nominees have the skills and experience to effectively oversee a global organization



Chief Executive Officer	3
Financial	3
Government	2
International	5
Legal	2
Sales and Marketing	5
Strategy	8
Risk and Compliance	6
Technology	5

Each year, the Nominating and Corporate Governance Committee assesses the skills and experience necessary for our board to function effectively, and considers where additional expertise may be needed.

We believe that as a group, our 12 director nominees bring the requisite skills and experience to ensure the overall effectiveness of our Board.

The board has been meaningfully refreshed since 2010 with 7 independent directors joining, and 5 departing the board*



7.6 years median tenure*

Newer directors (0-2 years)
(3-5 years)
Medium-tenured directors (6-10 years)
Longer-tenured directors (11-15 years)
(>15 years)

balanced tenure arc

The board recognizes that it continually needs to monitor and improve the effectiveness of its operations and our directors. This is achieved through, among other practices, an annual detailed evaluation process that provides for quantitative ratings in key areas of board performance and through director education opportunities.

The board consists of individuals with deep experience and knowledge of UPS, complemented by the fresh perspective of newer directors. Together, our directors work effectively as a team, and are highly focused on UPS's success.

Our Chairman and CEO provides strong leadership and is supported – and constructively challenged – by an independent board



92% independent*

Independent
Not Independent

While our current CEO serves as Chairman, the board benefits from the oversight of 11* independent directors, including an engaged lead independent director; William "Bill" Johnson has served in this role since 2016.

We believe that diversity in our boardroom supports UPS's continued success and advantage



Gender Diversity*

25% female

Male
Female

Overall Diversity*

33% diversity of gender and ethnicity

African-American
Female
Have worked abroad

Age Diversity*

63 years median age

40s
50s
60s
70s

* Excludes current director Candace Kendle, whose board service will conclude at the 2019 Annual Meeting.

Election of Directors

The table below provides summary information about the 12 director nominees. For more information see page 20.

Name	Age	Director Since	Occupation	Committee(s)	Other Public Company Boards
Independent Directors					
Rodney C. Adkins	60	2013	Former Senior Vice President, International Business Machines	– Risk (Chair) – Compensation	4[2]
Michael J. Burns	67	2005	Former Chairman, Chief Executive Officer and President, Dana Corporation	– Audit	0
William R. Johnson[1]	70	2009	Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	– Nominating and Corporate Governance (Chair) – Executive	1
Ann M. Livermore	60	1997	Former Executive Vice President, Hewlett-Packard Company	– Compensation (Chair) – Risk – Executive	2
Rudy H.P. Markham	73	2007	Former Financial Director, Unilever	– Compensation – Nominating and Corporate Governance	2
Franck J. Moison	65	2017	Former Vice Chairman, Colgate-Palmolive Company	– Nominating and Corporate Governance – Risk	1
Clark T. Randt, Jr.	73	2010	Former U.S. Ambassador to the People's Republic of China	– Compensation – Nominating and Corporate Governance	3
Christiana Smith Shi	59	2018	Former President, Direct-to-Consumer, Nike, Inc.	– Compensation – Risk	2
John T. Stankey	56	2014	Chief Executive Officer, WarnerMedia	– Audit	0
Carol B. Tomé	62	2003	Chief Financial Officer and Executive Vice President — Corporate Services, The Home Depot, Inc.	– Audit (Chair)	0
Kevin Warsh	48	2012	Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University	– Compensation – Nominating and Corporate Governance	0
Non-Independent Director					
David P. Abney	63	2014	Chairman and Chief Executive Officer, United Parcel Service, Inc.	– Executive (Chair)	1

(1) Lead Independent Director

(2) Rodney Adkins has informed us that, as of May 2019, he will be serving on no more than three other total public company boards of directors.

Executive Compensation

For more information see page 30.

Compensation Practices

A significant portion of executive compensation is tied to Company performance over a multi-year period. This aligns executive decision-making with the long-term interests of our shareowners. We also have a long-standing owner-manager culture. The compensation and governance practices that support these principles include:

- A balanced mix of cash and equity, annual and longer-term incentives, and performance metrics which mitigate excessive risk-taking;

- Annual performance incentive awards are paid partially in equity and contain vesting requirements beyond the performance period;

- Long-term performance incentive awards include multiple goals to avoid over emphasis on any one metric; the performance goals are (1) revenue growth, (2) operating return on invested capital and (3) relative total shareowner return ("TSR");

- Long-term performance incentive awards vest following a three-year performance period;

- Stock option awards vest ratably over a five-year period;

- Incentive Compensation Plans include clawback provisions that permit us to recover awards granted to executive officers;

- Incentive Compensation Plan requires a "double trigger" — both a change in control and a termination of employment — to accelerate the vesting of awards that are not continued or assumed by a successor entity; and

- No tax gross-ups to executive officers with respect to equity awards.

2018 Compensation Actions

Key 2018 compensation decisions for our Named Executive Officers ("NEOs") included:

- Most total direct compensation is performance-based and is considered "at risk" (86% for the NEOs as a group and 90% for the CEO). See page 31;

- In order to help attract senior executive talent to participate in the transformation of our business, the Compensation Committee approved the compensation for two external hires to the Company's Management Committee. See page 40;

- As a result of the annual salary review process, base salaries were increased by an average of 2.8%. See page 33;

- Annual incentive awards for Company and individual performance during the year ended December 31, 2018 were earned above target for all NEOs. See page 34; and

- Previously granted 2016 Long-Term Incentive Performance ("LTIP") awards, which had three-year performance goals of revenue growth, operating return on invested capital and relative total shareowner return ending in 2018, were earned at 74% of target. See page 39.

Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2019. The board recommends that you ratify the appointment. Following is summary information about the fees billed to us by Deloitte & Touche LLP during the years ended December 31, 2018 and 2017. For more information, see page 57.

	2018	2017
Fees Billed:		
Audit Fees	$14,558,000	$14,608,000
Audit-Related Fees	$ 968,000	$ 1,234,000
Tax Fees	$ 825,000	$ 720,000
Total	$16,351,000	$16,562,000

Shareowner Proposals

The board recommends you vote AGAINST shareowner proposals (1) requesting the preparation of an annual report on lobbying activities, (2) seeking to reduce the voting power of our class A stock and (3) requesting the preparation of a report assessing the feasibility of incorporating sustainability metrics into executive compensation. More information about these proposals is available starting on page 60.

Corporate Governance

Our Board of Directors employs practices that foster effective oversight of critical matters such as strategy, management succession planning, financial and other controls, risk management and compliance. The board reviews our major governance documents, policies and processes regularly in the context of current corporate governance trends, regulatory changes and recognized best practices. The following sections provide an overview of our corporate governance structure and processes, including key aspects of our board operations.

Selecting Director Nominees

Maintaining a board of individuals, independent of management and of the highest personal character, integrity and ethical standards is crucial. The Nominating and Corporate Governance Committee also seeks to create a board that reflects a range of professional backgrounds and skills relevant to our business, as well as diversity with respect to gender, age and ethnicity. Some of the most important skills and experiences our board seeks in potential director candidates are audit and financial proficiency, operator or general manager experience, and digital technology expertise. Our director biographies highlight the skills and experiences that led the board to conclude that the nominee should serve as a director.

The Nominating and Corporate Governance Committee uses a variety of sources to identify potential candidates, including recommendations from independent directors or members of management, outside consultants, discussions with other persons who may know of suitable candidates and shareowner recommendations. Prospective candidate evaluations typically include the Nominating and Corporate Governance Committee's review of the candidate's background and qualifications, interviews with Committee members and other board members, and open discussions between the Committee and the full board. An outside consultant helps identify, screen and recruit director candidates in consultation with the Nominating and Corporate Governance Committee. This process allows for active and ongoing consideration of potential directors with a long-term focus on Company strategy.

The Board's Director Nomination Process

1 **Review of Board Composition**

The board's annual evaluation helps the Nominating and Corporate Governance Committee identify the board's current needs by **assessing areas where additional expertise, skills or experience may be needed.** The Nominating and Corporate Governance Committee regularly conducts an in-depth board composition analysis.

2 **Identification of Candidates**

The Nominating and Corporate Governance Committee uses a variety of sources to identify potential candidates and emphasizes the importance of identifying a diverse pool of candidates. The Nominating and Corporate Governance Committee reviews and recommends director nominees to the board, including candidates to fill vacancies. **When evaluating director candidates, the Nominating and Corporate Governance Committee considers factors such as personal character, values and disciplines, ethical standards, other outside commitments, professional background and skills.** An independent consultant helps evaluate potential candidates and supports the recruitment process.

3 **Shortlisted Candidates**

The Nominating and Corporate Governance Committee maintains a list of potential director candidates according to desired skills and experiences. The list is reviewed frequently and updated as needed. Each director candidate is carefully evaluated to ensure that existing and planned future commitments will not materially interfere with the candidate's responsibilities as a UPS director.

4 **Nomination and Election**

Candidates identified by the Nominating and Corporate Governance Committee and approved by the board are **nominated for election at the Annual Meeting.**

Result **7 new independent directors added since 2010**

Shareowner Recommendations, Nominations and Proxy Access

The Nominating and Corporate Governance Committee will consider shareowner recommended director candidates on the same basis as recommendations from other sources. Shareowners can recommend a director candidate to the Nominating and Corporate Governance Committee by submitting the name of the prospective candidate in writing to the following address: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Submissions should describe the experience, qualifications, attributes and skills that make the prospective candidate a suitable director nominee.

In 2017, we proactively adopted a proxy access bylaw as part of our ongoing commitment to strong corporate governance practices following thoughtful discussions with shareowners through the Company's long-standing outreach program. We provide a single shareowner, or group of up to 20 shareowners, that has owned at least 3 percent of UPS's outstanding stock continuously for at least three years, the ability to include director nominees in UPS's proxy materials for an annual meeting of shareowners. Shareowners may include in the proxy materials the greater of 20 percent of the board seats or two directors. Our Bylaws set forth the requirements for the formal shareowner nomination process for director candidates. These requirements are described under "Other Information for Shareowners — Proxy Access, Shareowner Proposals and Nominations for Director at the 2020 Annual Meeting" on page 69.

Board Diversity

Effective decision-making is facilitated by a variety of viewpoints. Diversity is an important consideration for the Nominating and Corporate Governance Committee when identifying director nominees. The Committee considers the board's overall composition in light of race, gender, age and cultural background, as well as diversity in experience and skills relevant to the oversight of a complex global business. The Nominating and Corporate Governance Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the board's composition.

Our 12 director nominees include a diverse range of individuals, including three women, one African-American, two Europeans and a nominee who spent his entire career in Asia. The director nominees range between 48 and 73 years of age.



Gender Diversity*

25% female

Male
Female

Overall Diversity*

33% diversity of gender and ethnicity

African-American
Female
Have worked abroad

Age Diversity*

63 years median age

40s
50s
60s
70s

Board Refreshment and Succession Planning



7.6 years median tenure*

Newer directors (0-2 years)
(3-5 years)
Medium-tenured directors (6-10 years)
Longer-tenured directors (11-15 years)
(>15 years)

balanced tenure arc

The Nominating and Corporate Governance Committee regularly considers the long-term make-up of our Board of Directors and how the composition of our board changes over time. The Nominating and Corporate Governance Committee also considers the skills needed on our board as our business and the markets in which we do business evolve. The board seeks to balance the knowledge and experience that comes from longer-term board service with the new ideas and energy that can come from adding new directors to the board. Since 2010 we have added 7 new independent directors to the board and have had 5 directors retire. The median tenure for the director nominees of approximately 8 years reflects the balance the board seeks between different perspectives brought by long-serving directors and new directors.

* Excludes current director Candace Kendle, whose board service will conclude at the 2019 Annual Meeting.

Director Independence

92% independent

Independent
Not Independent

Our Corporate Governance Guidelines include director independence standards that meet the listing standards set forth by the New York Stock Exchange ("NYSE"), which require a majority of the directors to be independent. Our Corporate Governance Guidelines are available on the governance section of our investor relations website at www.investors.ups.com.

The board reviewed each director's independence in February 2019 and considered whether there were any relationships between UPS and each director, or any member of his or her immediate family. The board also examined whether there were any relationships between UPS and organizations where a director is a partner, principal shareowner or executive officer. This review allowed the board to determine whether any such relationships impacted a director's independence. Specifically, the board evaluated certain ordinary course business transactions and relationships between UPS and the organizations that employed Michael Burns, Franck Moison, John Stankey, and

Carol Tomé, or their immediate family members. The board determined that none of these transactions or relationships were material to the Company, the individuals or the organizations with which they were associated.

As a result of this review, the board affirmatively determined that all our directors (which includes all of the director nominees other than Chairman and Chief Executive Officer David Abney) are independent. All members of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee are independent.

Board Leadership

Based on the periodic evaluation and recommendation of the Nominating and Corporate Governance Committee, the board determines the most appropriate leadership structure for the Board of Directors at any given time. Historically, our Chief Executive Officer has served as Chairman of the Board, as all ten of our previous Chief Executive Officers also served as Chairman. This leadership structure has been effective for the Company.

The Nominating and Corporate Governance Committee makes recommendations to the board about who should serve as Chairman and Chief Executive Officer, and the board then selects the Chairman and Chief Executive Officer. The board determined that UPS Chairman and Chief Executive Officer David Abney is best positioned to continue to lead the board at this time and to focus

the board's attention on the issues of greatest importance to the Company and its shareowners. David has primary responsibility for managing the Company's day to day operations, and he draws on his extensive knowledge of our business, industry and competitive developments, key customers and business partners to set the board's agenda. David communicates UPS's strategy to shareowners, employees, regulators, customers and the public. He provides open and frequent feedback to board members on significant matters within and outside of the board meeting cycle. David is available to all directors between meetings and meets regularly with the lead independent director, as described below, to receive feedback from the board. He seeks to ensure that board meetings are productive and interactions with the directors facilitate a useful exchange of viewpoints.

Independent Board Leadership

Independent oversight is important to the board. Accordingly, in February 2016, the independent directors of the board appointed William "Bill" Johnson as lead independent director. Bill devotes significant time to understanding our business and communicating with the Chairman and other directors between meetings. He provides significant input into the board meeting agendas and he spends time with our Chairman and Chief Executive Officer after each board meeting to provide feedback. He also periodically meets with our largest shareowners to answer questions and to provide perspective on appropriate topics, such as the Company's culture and governance practices.

Our lead independent director's leadership authority and responsibilities include:

- Presiding at meetings of the board at which the Chairman is not present, including executive sessions of the non-management and independent directors;
- Approving information to be sent to the board;
- Approving the agenda and schedule for board meetings to provide sufficient time for discussion of all agenda items;
- Serving as liaison between the Chairman and the non-management and independent directors;
- Being available for consultation and communication with major shareowners upon request; and
- Having the authority to call executive sessions of the non-management and independent directors.

Furthermore, all of the members of each of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee are independent. Each committee is led by a chairperson who sets the meeting agendas and reports to the full board on the committee's work.

Additionally, the independent directors meet in executive session without management present as frequently as they deem appropriate, as described below. This structure provides the best form of leadership for the Company and its shareowners at this time.

Executive Sessions of Independent Directors

Our independent directors hold executive sessions without management present as frequently as they deem appropriate, typically at the time of each regular board meeting. The lead independent director determines the agenda for each session, presides at each session and, after the session, acts as a liaison between the independent directors and the Chairman and Chief Executive Officer. The lead independent director may invite the Chairman and Chief Executive Officer to join the session for certain discussions when deemed appropriate.

Board and Committee Evaluations

Board Evaluation Process

1	**Formal and Detailed Annual Evaluation Process**
	The charters of each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee require an annual performance evaluation. The Nominating and Corporate Governance Committee oversees the annual board assessment process and the implementation of the annual committee assessments.
2	**Questionnaires**
	All board and committee members complete a detailed confidential questionnaire each year. The questionnaire provides for quantitative ratings in key areas and also allows directors to provide feedback and make detailed anonymous comments.
3	**Review**
	The Chair of the Nominating and Corporate Governance Committee reviews the responses with the chairs of the other board Committees. The Chair of the Nominating and Corporate Governance Committee also discusses the board evaluation results with the full board.
4	**Follow-up**
	Matters requiring follow-up are addressed by the Chair of the Nominating and Corporate Governance Committee or the chairs of the other committees as appropriate.
Result	**Feedback from the evaluations has driven several changes in board operations over the last few years, including the format and timing of delivery of board meeting materials, board meeting agendas and recurring topics, director orientation and director recruitment practices.**

The Chairman and the board's lead independent director frequently discuss the performance of the board and the board's committees, and have informal discussions about individual director contributions to the board. The lead independent director shares feedback from these discussions with the full board and with individual board members.

All board and committee members complete a detailed evaluation questionnaire each year. The board questionnaire provides for quantitative ratings in key areas, including overall board effectiveness, meeting effectiveness, access to information, information format, board committee structure, access to management, succession planning, meeting dialogue, communication with the CEO, operational reporting, financial oversight, capital structure and financing, capital spending, long-term strategic planning, risk oversight, crisis management and time management. The questionnaire also allows directors to provide written feedback and make detailed anonymous comments.

Feedback from these evaluations in 2018 led to several important changes in board operations, including changes to board meeting agendas and recurring topics, additional attention to the succession planning process, and board committee membership rotations.

Majority Voting and Director Resignation Policy

Our Bylaws provide for majority voting in uncontested director elections. This means that in order to be elected, the number of votes cast for a nominee must exceed the number of votes cast against that person.

In accordance with our director voting policy, any incumbent director who does not receive a majority of the votes cast must offer to resign from the board. The Nominating and Corporate Governance Committee will recommend to the board whether to accept or reject the director's offer to resign after considering all relevant factors. The board will act on the recommendation within 90 days following certification of the election results.

The board will take into account the factors considered by the Nominating and Corporate Governance Committee and any additional relevant information. Any director who offers to resign must recuse himself or herself from the board vote, unless the number of independent directors who were successful incumbents is fewer than three. The board will promptly disclose its decision regarding any director's offer to resign, including its reasoning. If the board determines to accept a director's offer to resign, the Nominating and Corporate Governance Committee will recommend whether and when to fill such vacancy or whether to reduce the size of the board.

Risk Oversight

Board Oversight of Risk

Board of Directors
Responsible for overseeing our management of risk, our full board regularly engages in discussions of the most significant risks that the Company has identified and how these risks are being managed. The board reviews periodic assessments from the Company's ongoing enterprise risk management process that are designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. The board also receives reports on risk management from senior officers of the Company and from the committee chairs regularly.

Risk Committee	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Oversees management's identification and evaluation of strategic enterprise risks including, but not limited to risks associated with: technology, intellectual property and operations, such as the quality, adequacy and effectiveness of the Company's data security, privacy, technology and information security policies, procedures, and internal controls; cybersecurity and cyber incident response; and business continuity and disaster recovery planning and capabilities.	Oversees policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken by the Company.	Considers the risks to our business associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.	Considers risks related to governance matters, including succession planning for the Chief Executive Officer and other senior officers.

The board has established a Risk Committee comprised entirely of independent board members to assist in overseeing management's identification and evaluation of enterprise risks. The Risk Committee met three times during 2018. In addition, the Company's General Counsel, the Chief Information Officer, and the head of the Company's compliance and internal audit functions have regularly scheduled individual private meetings with the Risk Committee. The Risk Committee also provides an annual update to the full board on the Company's enterprise risk management survey and risk assessment results. The update enables the board to provide feedback to the Company about significant enterprise risks, and to assess the Company's identification of its most significant risk areas. The Risk Committee also coordinates with the Audit Committee as necessary and appropriate to enable the Audit Committee to perform its responsibilities.

The Audit Committee has certain statutory, regulatory, and other responsibilities with respect to oversight of risk assessment and risk management. Specifically, the Audit Committee is responsible for overseeing policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken by the Company.

The board's other independent committees oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks to our business associated with our compensation policies and practices, with respect to both executive compensation and compensation generally. The Nominating and Corporate Governance Committee considers risks related to governance matters, including succession planning for the CEO and other senior officers. For more information about the board's committees and their responsibilities see page 27.

In addition, the full board regularly engages in discussions of the most significant risks that the Company has identified and how these risks are being managed. The Company's General Counsel reports directly to our Chief Executive Officer, providing him with visibility into the Company's risk profile. The head of the Company's compliance and internal audit functions regularly reports to the Audit Committee, and each of the General Counsel, Chief Financial Officer and the compliance and internal audit department manager have regularly scheduled private sessions with the Audit Committee. The board believes that the work undertaken by its committees, together with the work of the full board and the Company's senior management, enables effective oversight of the Company's management of risk.

Strategic Planning

Our board has deep experience and expertise in the area of strategy development and has significant oversight of our corporate strategy and long-range operating plans. Acting as a full board and through each independent board committee, the board is fully engaged in the Company's strategic planning process.

Setting the strategic course of the Company involves a high level of constructive engagement between management and the board. Management develops and prioritizes strategic plans on an annual basis. Management then reviews these strategic plans with the board during an annual board strategy meeting, along with the Company's challenges, industry dynamics, and legal, regulatory and governance developments, among other factors.

Management provides the board with comprehensive updates throughout the year regarding the implementation and results of the Company's strategic plans, as well as monthly updates regarding the Company's financial performance. In addition, the CEO communicates regularly with the board on important business opportunities, financial and operational performance, and other Company developments such as labor relations, customer interactions and media coverage.

This process allows the board to understand and impact the Company's strategic plans, including plans related to return of capital to shareowners, mergers and acquisitions, competitive challenges, changing marketplace conditions and operational technologies. As a result, the board has substantial oversight of the development and implementation of the Company's strategic plans and the board is able to effectively monitor the Company's progress with respect to the strategic goals and objectives.

Management Succession Planning and Development

Succession planning and talent development are important at all levels within our organization. The board oversees management's succession plan for key positions at the senior officer level, and most importantly for the Chief Executive Officer position. The board annually reviews succession plans for senior management and the CEO, including both a long-term succession plan and an emergency succession plan. The board's succession planning activities are ongoing and strategic, and may be supported by independent third-party consultants. In addition, the CEO annually provides his assessment to the board of senior leaders and their potential to succeed at key senior management positions. Recently, the board supported the hiring of external senior executive talent to participate in the transformation of our business. This led to the employment of the Company's first Chief Transformation Officer, Scott Price, and the hiring of our Chief Marketing Officer, Kevin Warren, during 2018.

The board also regularly evaluates succession plans in the context of the Company's overall business strategy and with a focus on risk management. Potential leaders interact with board members through formal presentations and during informal events. More broadly, the board is regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

Meeting Attendance

The board held 5 meetings during 2018. Also during 2018, the Audit Committee met 10 times, the Compensation Committee met 5 times, the Nominating and Corporate Governance Committee met 4 times and the Risk Committee met 3 times. A typical UPS board meeting occurs over the course of two days. Prior to the board meeting, the lead independent director and the board's committee chairs work with management to determine and prepare agendas for the meetings. The board committees generally meet on the first day of the board meeting, followed by the board meeting and a dinner. The board dinner presents opportunities for continued discussions or questions, interactions with senior management and exposure to high potential employees. The second day typically consists of reports from each committee chair to the full board, presentations by internal business leaders or others with expertise in various subject matters, and an executive session consisting of only independent board members. The executive sessions of independent directors are chaired by our lead independent director.

Our directors are diligent with respect to meeting attendance. In the rare instances when a director cannot attend a meeting in person, they participate by teleconference. All of our directors attended at least 75% of the total number of board and any committee meetings of which he or she was a member in 2018.

Our directors are expected to attend each annual meeting, and all directors attended the 2018 Annual Meeting. The independent directors met in executive session at all of the board meetings held in 2018.

Code of Business Conduct

We are committed to conducting our business in accordance with the highest ethical principles. Our Code of Business Conduct is applicable to anyone who represents UPS, including our directors, executive officers and all other employees and agents of UPS. A copy of our Code of Business Conduct is available on the governance section of our investor relations website at www.investors.ups.com.

Conflicts of Interest and Related Person Transactions

Our Audit Committee is responsible for overseeing our Code of Business Conduct, which includes policies regarding conflicts of interest. The Code requires employees and directors to avoid conflicts of interest, defined as situations where the person's private interests conflict, or may appear to conflict, with the interests of UPS.

The board has adopted a written related person transactions policy that applies to any transaction or series of transactions in which: (1) the Company or any of its subsidiaries is a participant; (2) any "related person" (executive officer, director, greater than 5% beneficial owner of the Company's common stock, or an immediate family member of any of the foregoing) has or will have a material direct or indirect interest; and (3) the aggregate amount involved since the beginning of the Company's last completed fiscal year will exceed or may reasonably be expected to exceed $100,000.

The policy provides that related person transactions that may arise during the year are subject to Audit Committee approval or ratification. In determining whether to approve or ratify a transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party, the extent of the related person's interest in the transaction, whether the transaction would impair

independence and whether there is a business reason for UPS to enter into the transaction. A copy of the policy is available on the governance section of our investor relations website at www.investors.ups.com. The Company did not engage in any related person transactions since January 1, 2018 that required disclosure in this Proxy Statement or under the Company's policy.

At least annually, each director and executive officer completes a detailed questionnaire that discloses any business relationships that may give rise to a conflict of interest, including transactions where UPS is involved and where an executive officer, a director or a related person has a direct or indirect material interest. We also review the Company's financial systems and related person transactions to identify potential conflicts of interest. The Nominating and Corporate Governance Committee reviews the information from the questionnaire and our financial systems and makes recommendations to the Board of Directors regarding the independence of each board member. We have immaterial normal course of business transactions and relationships with companies with which our directors are associated. The Nominating and Corporate Governance Committee reviewed the transactions and relationships that occurred since January 1, 2018 and believes they were entered into on terms that are both reasonable and competitive and did not affect director independence. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

Transactions in Company Stock

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Since 2014 we have prohibited our executive officers and directors from entering into pledges of UPS stock.

Furthermore, our employees, officers, and directors are prohibited from engaging in short sales of UPS stock. A "short sale" is one involving securities that the seller does not own at the time of sale or, if the securities are owned, where they will be delivered on a delayed basis. Selling securities "short" is consistent with an expectation that the price of the securities will decline in the near future, is often speculative in nature, and may have an adverse effect on the market price of the securities being sold.

Shareowner Engagement

Responsiveness to Shareowners

During this proxy season, our management team contacted holders of over 43% of our class B common stock to discuss our corporate governance practices and executive compensation programs. We also proactively correspond with key investors throughout the year.



We have taken into account the views of our shareowners when making many of our governance and disclosure decisions in recent years, including:

- Proactively adopting proxy access;
- Appointing a lead independent director;
- Adopting prohibitions on hedging and pledging of Company stock by executive officers and directors;
- Expanding disclosure about the board's role in strategic planning;
- Enhancing disclosure and governance regarding political contributions;
- Expanding sustainability disclosure;
- Enhancing disclosure about board refreshment and board succession planning, as well as our board self-evaluation process;
- Enhancing disclosure about diversity;
- Expanding the Audit Committee's report in the proxy statement; and
- Updating the presentation of our proxy statement to enhance readability and understanding by our shareowners.



The Compensation Committee's consideration of shareowner feedback, along with the market information and analysis provided by its independent compensation consultant, have influenced a number of changes to our executive compensation program over the past several years:

- Increasing the performance-based equity component in our compensation program;
- Eliminating single-trigger equity vesting following a change in control;
- Adding relative total shareowner return as a metric in our Long-Term Incentive Plan;
- Providing additional detail around the performance measures used for our annual and long-term incentive plans;
- Eliminating tax gross-ups;
- Adding an individual payout cap to our annual incentive plan; and
- Enhancing executive compensation disclosure, including how the metrics in our Long-Term Incentive Plan align with long-term value creation for our shareowners.

Shareowner engagement is an essential aspect of corporate governance. We are receptive to shareowner engagement, and we are committed to transparency and proactive interactions with our investors.

Our management team participates in numerous investor meetings throughout the year to discuss our business, our strategy and our financial results. These meetings include in-person, telephone and webcast conferences, as well as headquarters and facility visits within the United States and in key international locations. In addition, our lead independent director meets with our largest shareowners to answer questions and to provide perspective on the Company's culture and governance practices.

We inform our board through the Compensation Committee and our Nominating and Corporate Governance Committee about our conversations with key investors concerning our executive compensation and governance practices. Our directors carefully consider feedback from institutional investors and other shareowners. The Compensation Committee also annually engages an independent compensation consultant to review executive compensation trends that may be important to our investors.

Materials from our investor presentations, including information on the work of our board and its committees, are available on our investor relations website at www.investors.ups.com.

Communicating with our Board of Directors

Any shareowners or other interested parties who wish to communicate directly with our board, with our non-management directors as a group or with the lead independent director may do so by writing to the Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Please specify to whom your letter should be directed. After review by the Corporate Secretary, appropriate communications will be promptly forwarded to the addressee. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate materials will not be forwarded to our directors.

Political Contributions and Lobbying

Overview

Our responsible participation in the U.S. political process is important to the success of our business and the protection of shareowner value. We participate in this process in accordance with good corporate governance practices. Our Political Contributions and Lobbying Policy ("policy") is available at www.investors.ups.com. The following discussion highlights our practices and procedures regarding political contributions and lobbying:

- Our policy is overseen by the Nominating and Corporate Governance Committee, a committee composed entirely of independent directors;

- As a general matter, UPS does not make corporate political contributions;

- Any deviations from the prohibition against corporate political contributions must be approved by the Nominating and Corporate Governance Committee and reported in UPS's semi-annual political contribution report; and

- UPS offers certain eligible employees the opportunity to make political contributions through a company-sponsored political action committee, called the UPS Political Action Committee, or UPSPAC. The UPSPAC is organized and operated on a strictly voluntary, nonpartisan basis and is registered with the Federal Election Commission.

Oversight and Processes

Political contributions are made in a legal, ethical and transparent manner that we believe best represents the interests of our shareowners. All political and lobbying activities are conducted only with the prior approval of our Public Affairs department and in accordance with the terms of our policy. Senior management works with Public Affairs to focus our involvement at all levels of government on furthering our business objectives and our goals of protecting and enhancing shareowner value. The president of our Public Affairs department reviews all UPS political and lobbying activities and regularly reports to the board and to the Nominating and Corporate Governance Committee.

Lobbying and Trade Associations

Our Public Affairs department is responsible for coordinating our lobbying activities, including engagements with federal, state, and local governments. UPS is a member of a variety of trade associations and other tax exempt organizations that engage in lobbying. The Company may participate in lobbying activities when involvement is consistent with specific UPS business objectives. These decisions are subject to board oversight and are regularly reviewed by the Nominating and Corporate Governance Committee.

- In accordance with the terms of our policy, all lobbying activities are conducted only with the prior approval of our Public Affairs department, which works with senior management to focus on furthering our business objectives and our goal of protecting and enhancing shareowner value.

- The Nominating and Corporate Governance Committee regularly reviews UPS's participation in trade associations and other tax exempt organizations that engage in lobbying to determine if our involvement is consistent with specific UPS business objectives.

We have comprehensive policies, practices and tracking mechanisms to support and govern our lobbying activities. These mechanisms cover compliance with laws and regulations regarding the lobbying of government officials, the duty to track and report lobbying activities, and the obligation to treat lobbying costs and expenses as nondeductible for tax purposes. All lobbying contacts with covered government officials must be coordinated with and approved by the president of our Public Affairs department.

Transparency

We are committed to meaningful transparency with respect to our political activities. We publish a semi-annual report disclosing the following information at our investor relations website at www.investors.ups.com, all of which is reviewed and approved by the Company's Nominating and Corporate Governance Committee prior to publication:

- Amounts and recipients of any federal and state political contributions made by UPS in the United States (if any such expenditures are made); and

- Payments to trade associations that receive $50,000 or more from UPS and that use a portion of the payment for political contributions, as reported by the trade association to UPS.

UPS also files a publicly available federal Lobbying Disclosure Act Report each quarter, providing information on activities associated with influencing legislation through communications with any member or employee of a legislative body or with any covered executive branch official. The report also provides disclosure on expenditures for the quarter, describes the specific pieces of legislation that were the topic of communications, and identifies the individuals who lobbied on behalf of UPS.

UPS files similar periodic reports with state agencies reflecting state lobbying activities which are also publicly available.

Sustainability

We are one of the world's largest private employers. We serve millions of customers around the world, we operate in more than 220 countries and territories, and many investors include our shares in their portfolios. Our success depends on economic stability, global trade and a society that welcomes opportunity. We understand the importance of acting responsibly as a business, an employer and a corporate citizen.

Engagement on sustainability issues is important to our stakeholders. Our board delegates authority for day-to-day management of economic, environmental, and social topics to UPS management. The board oversees economic, environmental and social issues and is in touch with stakeholder concerns through a number of processes. For example, the board is regularly briefed on issues of concern for customers, unions, employees, retirees and investors. Furthermore, the board oversees all efforts by UPS management to develop our values, strategies and policies related to economic, environmental, and social impacts.

UPS was among the first Fortune 100 companies to appoint a chief sustainability officer. Our chief sustainability officer regularly reports to the board regarding sustainability strategies, priorities, goals, and performance. In addition, members of the board review the contents of our sustainability report each year and provide feedback to the Company.

Economic, environmental and social risks are part of our comprehensive enterprise risk management program. The board reviews the effectiveness of our risk management and due diligence processes related to economic, environmental, and social topics. In addition, the board actively considers economic, environmental and social issues in connection with the board's involvement in UPS's strategic planning process.

Each year we publish a corporate sustainability report showcasing the aspirations, achievements and challenges of our commitment to balancing the social, economic and environmental aspects of our business. The report is available at www.sustainability.ups.com.

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines are available on the governance section of our investor relations website at www.investors.ups.com. The charters for each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee also are available on the governance section of our investor relations website. Each committee reviews its charter annually to determine if any

changes are needed. In addition, the Nominating and Corporate Governance Committee reviews the Corporate Governance Guidelines on an annual basis and recommends any changes to the board for approval. When making changes to the committee charters or Corporate Governance Guidelines, we consider current governance trends and best practices, advice from outside sources and input from our investors.

Our Board of Directors

Proposal 1 — Director Elections

> **What am I voting on?** Shareowners are being asked to elect each of the 12 director nominees named in this Proxy Statement to hold office until the 2020 Annual Meeting and until their respective successors are elected and qualified.
>
> **Voting Recommendation:** The Board of Directors recommends that shareowners vote FOR the election of each nominee.
>
> **Vote Required:** A director will be elected if the number of votes cast FOR that director exceeds the number of votes AGAINST that director.

The board has nominated the 12 persons named below for election as directors at the Annual Meeting. The nominees will serve until the next Annual Meeting and until their respective successors are elected and qualified. Each nominee was elected by shareowners at our last Annual Meeting. If any nominee is unable to serve as a director, which we do not anticipate, the board may reduce the number of directors that serve on the board or choose a substitute nominee. Any nominee who is currently a director, and for whom more votes are cast against than are cast for, must offer to resign from the board. Current director

Candace Kendle's board service will conclude at the 2019 Annual Meeting. We thank her for her many years of dedicated service to the Company and the Board of Directors.

Biographical information about the nominees for director appears below, including information about the experience, qualifications, attributes and skills considered by our Nominating and Corporate Governance Committee and board in determining that the nominee should serve as a director. For additional information about how we identify and evaluate nominees for director, see "Corporate Governance — Selecting Director Nominees" on page 10.



David P. Abney

UPS Chairman and Chief Executive Officer

Age: 63

Director since 2014

Skills and Experience
- Leadership
- Management of large, complex businesses
- Logistics expertise

Other Public Company Boards
- Macy's, Inc.

Board Committee
- Executive (Chair)

Career

David became UPS's Chief Executive Officer in 2014, and assumed the role of Chairman of the Board of Directors in 2016. David previously served as chief operating officer since 2007, overseeing logistics, sustainability, engineering and all facets of the UPS transportation network. Before serving as COO, David was president of UPS International, leading the company's strategic initiative to increase its global logistics capabilities. During his career, he was also involved in a number of global acquisitions that included the Fritz Companies, Stolica, Lynxs, and Sino-Trans in China. Earlier in his career, he served as president of SonicAir, a same-day delivery service that signaled UPS's move into the service parts logistics sector. David began his UPS career in 1974 in Greenwood, Mississippi.

In addition to his corporate responsibilities, David serves as a Trustee of The UPS Foundation and as a Trustee of the Annie E. Casey Foundation. He is the 2019 Chair Elect, Executive Governing Committee Member of the Metro Atlanta Chamber of Commerce, is the former Chairman and current member of the World Affairs Council of Atlanta, and is a member of the Business Roundtable. David currently serves as a board member of the nonprofit organization, Catalyst. He joined the Board of Directors of Macy's, Inc. in 2018. He served on the Board of Directors of Johnson Controls International plc, until 2018.

Reasons for election to the UPS Board

David has a thorough understanding of our strategies and operations gained through his over 40 years of service to our Company, a complex, global business enterprise with a large, labor-intensive workforce. He has significant experience in operations, having served as our Chief Operating Officer for more than seven years, including in-depth knowledge of logistics. He also has significant international experience, having spent a number of years overseeing our international group. In addition, David has experience serving as a director of other companies, including Johnson Controls, a global diversified technology and industrial company serving customers in more than 150 countries, and Macy's, one of the nation's premier retailers.



Rodney C. Adkins

Former Senior Vice President, International Business Machines

Age: 60

Director since 2013

Skills and Experience

- Technology and technology strategy
- Global business operations
- Supply chain management

Other Public Company Boards*

- Avnet, Inc.
- PayPal Holdings, Inc.
- PPL Corporation
- W.W. Grainger, Inc.

Board Committees

- Risk (Chair)
- Compensation

Career

Rod is President of 3RAM Group LLC, a private company specializing in capital investments, business consulting and property management services. Rod previously served as IBM's Senior Vice President of Corporate Strategy before retiring in 2014. Rod was previously Senior Vice President, Systems and Technology Group, a position he held since 2009, and senior vice president of STG development and manufacturing, a position he held since 2007. In his over 30-year career with IBM, a multinational technology company, Rod held a number of other development and management roles, including general management positions for the PC Company, UNIX Systems and Pervasive Computing.

Rod currently serves as non-executive Chairman of Avnet, Inc., in addition to serving on the Boards of Directors of PayPal Holdings, Inc. and W.W. Grainger, Inc. He also serves on the Board of Directors of PPL Corporation.

Reasons for election to the UPS Board

As a senior executive of a public technology company, Rod gained a broad range of experience, including experience in emerging technologies and services, global business operations, and supply chain management. He is a recognized leader in technology and technology strategy. In addition, Rod has experience serving as a director of other publicly traded companies.

* Rod has informed us that, as of May 2019, he will be serving on no more than three other public company boards of directors.



Michael J. Burns

Former Chairman, Chief Executive Officer and President, Dana Corporation

Age: 67

Director since 2005

Skills and Experience

- Leadership
- Management of large, complex businesses
- Design, engineering, manufacturing, sales and distribution
- Technology

Board Committee

- Audit

Career

Mike was the Chairman, Chief Executive Officer and President of Dana Corporation from 2004 until his retirement in 2008. He joined Dana Corporation in 2004 after 34 years with General Motors Corporation. Mike had served as President of General Motors Europe since 1998.

Reasons for election to the UPS Board

Mike has years of senior leadership experience gained while managing large, complex businesses and leading an international organization that operated in a highly competitive industry. He also has experience in design, engineering, manufacturing, and sales and distribution. Mike also brings deep knowledge of technology and the supply of components and services to major vehicle manufacturers.



William R. Johnson

UPS Lead Director

*Former Chairman,
President and Chief Executive
Officer of H.J. Heinz Company*

Age: 70

Director since 2009

- Lead Director since 2016

Skills and Experience

- Leadership
- Management of large, complex businesses
- Operations experience
- Marketing and brand development
- Logistics

Other Public Company Boards

- PepsiCo, Inc.

Board Committees

- Nominating and Corporate Governance (Chair)
- Executive

Career

Bill served as Chairman, President and Chief Executive Officer of the H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He became President and Chief Operating Officer of Heinz in 1996, and assumed the position of President and Chief Executive Officer in 1998.

Bill also serves on the Board of Directors of PepsiCo, Inc. He served on the Boards of Directors of Education Management Corporation until 2014 and Emerson Electric Company until 2017.

Reasons for election to the UPS Board

Bill has significant senior management experience gained through over 13 years of service as the Chairman and Chief Executive Officer of H.J. Heinz, a corporation with significant international operations and a large, labor intensive workforce. He also has deep experience in operations, marketing, brand development and logistics.



Ann M. Livermore

*Former Executive Vice President,
Hewlett Packard Company*

Age: 60

Director since 1997

Skills and Experience

- Management of large, complex businesses
- Technology strategy
- Sales and marketing

Other Public Company Boards

- Hewlett Packard Enterprise Company
- Qualcomm Incorporated

Board Committees

- Compensation (Chair)
- Risk
- Executive

Career

Ann serves as a director of the Hewlett Packard Enterprise Company, after retiring as an executive of Hewlett Packard in 2011. In her last operational role at HP, Ann was Executive Vice President of the HP Enterprise Business. Ann joined HP in 1982 and has held a variety of management positions in marketing, sales, research and development, and business management before being elected a corporate vice president in 1995.

Ann also serves on the boards of Qualcomm Incorporated, Mesosphere, Inc., a private software company, and the Lucile Packard Children's Hospital at Stanford University. She served on the Board of Directors of Hewlett Packard Company until 2015. Ann is also a lecturer at the Stanford Graduate School of Business.

Reasons for election to the UPS Board

Ann has extensive experience in senior leadership positions at HP, one of the world's largest information technology companies. This experience includes leading a complex global business organization with a large workforce. Through her 29 years at HP, she has gained knowledge and experience in the areas of technology, marketing, sales, research and development and business management.



Rudy H.P. Markham

Former Financial Director, Unilever

Age: 73

Director since 2007

Skills and Experience

- Finance, technology and international operations experience
- Management of large, complex businesses
- Business operations in Asia

Other Public Company Boards

- AstraZeneca PLC
- Corbion, N.V.

Board Committee

- Compensation
- Nominating and Corporate Governance

Career

Rudy was the Financial Director of Unilever from 2000 through his retirement in 2007. He joined Unilever in 1968. From 1989 through 1998 Rudy was based in East Asia where he held a series of increasing responsibilities, ultimately serving as Business Group President North East Asia based in Singapore. Rudy joined the board of Unilever as Strategy and Technology Director, became a member of its Executive Committee in 1998 and was subsequently appointed as Financial Director. In 2007, he retired from the board of Unilever and as Chief Financial Officer.

Rudy also is a director of AstraZeneca PLC and is Vice Chairman of the supervisory board of Corbion, N.V., formerly CSM, N.V. He served on the Boards of Directors of Legal and General PLC until 2017 and Standard Chartered Bank until 2014. Rudy is a British citizen and he currently resides in the U.K.

Reasons for election to the UPS Board

Rudy has significant experience in finance, technology and international operations that he gained through his almost 40 years of service at Unilever, one of the world's largest consumer goods companies. Rudy also has insight into the operations of an organization with a large, global workforce, and has a unique insight into operations based in Asia. Rudy's experience also includes service as a director of other Europe-based global public companies.



Franck J. Moison

Former Vice Chairman, Colgate-Palmolive Company

Age: 65

Director since 2017

Skills and Experience

- Executing strategic acquisitions
- Emerging markets
- International business expertise

Other Public Company Boards

- Hanes Brands, Inc.

Board Committees

- Nominating and Corporate Governance
- Risk

Career

Franck was Vice Chairman for the Colgate-Palmolive Company, a global consumer products company, a position he held from 2016 until his retirement in 2018. He led Colgate-Palmolive's operations in Asia, South Pacific and Latin America, and he also led Global Business Development. Previously, he was Chief Operating Officer of Emerging Markets from 2010 until 2016, and he was given additional responsibility for Business Development in 2013. Beginning in 1978, Franck served in various management positions with the Colgate-Palmolive Company, including President, Global Marketing, Global Supply Chain & R&D from 2007 to 2010, and President, Western Europe, Central Europe and South Pacific from 2005 to 2007.

He serves on the Board of Directors of Hanes Brands, Inc., is a director of the French American Chamber of Commerce, is Chairman of the International Advisory Board of the EDHEC Business School (Paris, London, Singapore) and is a member of the International Board of the McDonough School of Business at Georgetown University.

Reasons for election to the UPS Board

Franck has extensive experience as a senior executive at a large organization engaged in international business. He is a leader in consumer product innovation, strategic marketing, acquisitions, and emerging market business development. He is one of the most accomplished marketing and operating executives in the global consumer products industry. In addition, Franck has experience serving as a director of other publicly traded companies.



Clark "Sandy" T. Randt, Jr.

Former U.S. Ambassador to the People's Republic of China

Age: 73

Director since 2010

Skills and Experience

- Experience facilitating business throughout Asia
- Diplomacy and international trade
- Experience as an advisor on international matters

Other Public Company Boards

- Qualcomm Incorporated
- Valmont Industries, Inc.
- Wynn Resorts, Ltd.

Board Committees

- Compensation
- Nominating and Corporate Governance

Career

Sandy is a former U.S. ambassador to the People's Republic of China, where he served from 2001 until 2009. From 1994 through 2001, he was a partner resident in the Hong Kong office of Shearman & Sterling, a major international law firm, where he headed the firm's China practice. From 1982 through 1984, Sandy served as First Secretary and Commercial Attaché at the U.S. Embassy in Beijing. In 1974, he was the China representative of the National Council for United States-China Trade, and from 1968 to 1972, he served in the U.S. Air Force Security Service. Currently, Sandy is President of Randt & Co. LLC, a company that advises firms with interests in China.

Sandy also serves on the Boards of Directors of Qualcomm Incorporated, Valmont Industries, Inc. and Wynn Resorts, Ltd.

Reasons for election to the UPS Board

Sandy has substantial experience in Asia and in facilitating business throughout Asia. He is recognized as one of America's foremost authorities on China, and has more than 35 years of direct experience in Asia. He brings to the board experience in diplomacy and international trade. He has experience as an advisor on international matters to large, multinational corporations, and brings the experience of leading the China practice of a major international law firm.



Christiana Smith Shi

Former President of Direct-to-Consumer, Nike, Inc.

Age: 59

Director since 2018

Skills and Experience

- E-commerce
- Global retail operations
- Supply chain management

Other Public Company Boards

- Mondelēz International, Inc.
- Williams-Sonoma, Inc.

Board Committees

- Compensation
- Risk

Career

Christiana is currently the founder and principal at Lovejoy Advisors, LLC, an advisory services firm that assists clients with digitally transforming consumer and retail businesses. She was the President, Direct-to-Consumer, for Nike, Inc., a global apparel company, from 2013 until 2016. From 2012 through 2013, she was Nike's Vice President and General Manager, Global Digital Commerce. She joined Nike in 2010 as Vice President and Chief Operating Officer, Global Direct-to-Consumer. Prior to joining Nike, Christiana spent 24 years at global management consulting firm McKinsey & Company, the last 10 as a senior partner. She began her career at Merrill Lynch & Company in 1981 and served in various trading, institutional sales and investment banking roles.

Christiana also serves on the Boards of Directors of Mondelēz International, Inc. and Williams-Sonoma, Inc. She served on the Board of Directors of West Marine, Inc. until 2017.

Reasons for election to the UPS Board

Christiana has substantial experience in digital commerce, global retail operations and helping companies with transformative change. She also has strong supply chain and cost management expertise in the global consumer industry. She gained experience advising senior executives at consumer companies across North America, Europe, Latin America and Asia on leadership and strategy. Christiana also has extensive public company board experience.



John T. Stankey

Chief Executive Officer, WarnerMedia LLC

Age: 56

Director since 2014

Skills and Experience

- Technology and communications services
- Global business operations
- Experience with large, multi-national unionized workforce

Board Committees

- Audit

Career

John is currently the Chief Executive Officer of WarnerMedia LLC, a multinational mass media and entertainment company owned by AT&T, and is responsible for AT&T's media business, which includes HBO, Turner, Warner Bros., and OTTER Media. John previously led the integration planning team in support of the AT&T and Time Warner merger, and prior to that, served as CEO, AT&T Entertainment Group, which provides entertainment and communications experiences for more than 100 million TV, mobile and broadband subscribers. Under John, AT&T's Entertainment Group has been a leader in creating new mobile video experiences for consumers, including the launch of DIRECTV NOW, a streaming video service; the integration of the company's video, mobile and broadband operations; and creation of a new, made-for-streaming video technology platform. John was named to that position after leading the company's acquisition of DIRECTV in 2015, when he was AT&T's Chief Strategy Officer, responsible for the company's corporate strategy, M&A, and business development initiatives.

In his three-decade career with AT&T, a multinational communications company, John has held a variety of other senior leadership positions, including: President and CEO – AT&T Business Solutions; President and CEO – AT&T Operations; Group President – Telecom Operations; Chief Technology Officer; and Chief Information Officer.

Reasons for election to the UPS Board

During his more than 30 year career at AT&T, John has gained significant experience in technology and communications services, strategic planning and execution, and global business operations. As a senior leader at one of the world's largest communications companies, John has extensive experience managing a large, complex, multi-national business with a large, labor intensive workforce, much of which is unionized. He also has experience working with a company that has both direct to consumer and business to business offerings.



Carol B. Tomé

Chief Financial Officer and Executive Vice President — Corporate Services, The Home Depot, Inc.

Age: 62

Director since 2003

Skills and Experience

- Financial expertise
- Strategic business development / e-commerce
- Management of large, complex businesses

Board Committee

- Audit (Chair)

Career

Carol has been Executive Vice President and Chief Financial Officer of The Home Depot, Inc., one of the world's largest retailers, since 2001. In 2007 Carol assumed the additional role of Executive Vice President — Corporate Services. She provides leadership in the areas of real estate, financial services and strategic business development. Her corporate finance duties include financial reporting and operations, financial planning and analysis, internal audit, investor relations, treasury and tax. Prior to her current position, she had been Senior Vice President — Finance and Accounting / Treasurer from 2000 until 2001, and from 1995 until 2000, she served as Vice President and Treasurer.

Carol also has served as a Member of the Advisory Board of certain Fidelity funds since 2017 and previously served as a Trustee of certain Fidelity funds during 2017.

Reasons for election to the UPS Board

Carol has extensive experience in corporate finance gained throughout her career at The Home Depot. She brings the experience of currently serving as Chief Financial Officer of a complex, multi-national business with a large, labor intensive workforce. Carol also has experience with strategic business development, including e-commerce strategy. Carol's past role as Chair of the Board of the Federal Reserve Bank of Atlanta also brings valuable financial experience.



Kevin Warsh

Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University

Age: 48

Director since 2012

Skills and Experience

- Economic and business environment, domestically and internationally
- Private sector experience

Board Committees

- Compensation
- Nominating and Corporate Governance

Career

Kevin was a member of the Board of Governors of the Federal Reserve from 2006 until 2011. He currently serves as the Shepard Family Distinguished Visiting Fellow in Economics at Stanford University's Hoover Institution and a lecturer at its Graduate School of Business. In addition, Kevin provides strategic, consulting and advisory services to a range of businesses. From 2002 until 2006, Kevin served at the White House as President George W. Bush's special assistant for economic policy and as executive secretary of the National Economic Council.

Kevin was previously employed by Morgan Stanley & Co. in New York, becoming vice president and executive director of the company's Mergers and Acquisitions Department.

Reasons for election to the UPS Board

Kevin has extensive experience in understanding and analyzing the economic environment, the financial marketplace and monetary policy. He has a deep understanding of the global economic and business environment. Kevin also brings the experience of working in the private sector for a leading investment bank gained during his tenure at Morgan Stanley & Co.

Committees of the Board of Directors

The board has four committees composed entirely of independent directors: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Risk Committee. Information about each of these committees is provided below. The board also has an Executive Committee that may exercise all powers of the Board of Directors in the management of our business and affairs, except for those powers expressly reserved to the board under Delaware law or otherwise limited by the board. David Abney is the chair of the Executive Committee. Independent directors Ann Livermore and Bill Johnson also serve on the Executive Committee. The Executive Committee did not hold any meetings during 2018. Each member of the board's committees, other than the Executive Committee, meets the NYSE director independence requirements.

Audit Committee[1]	Compensation Committee[2]	Nominating and Corporate Governance Committee	Risk Committee
Carol Tomé, Chair Michael Burns Candace Kendle[3] John Stankey	Ann Livermore, Chair Rodney Adkins Rudy Markham Clark Randt, Jr. Christiana Smith Shi Kevin Warsh	William Johnson, Chair Rudy Markham Franck Moison Clark Randt, Jr. Kevin Warsh	Rodney Adkins, Chair Ann Livermore Franck Moison Christiana Smith Shi
Meetings in 2018: 10	**Meetings in 2018:** 5	**Meetings in 2018:** 4	**Meetings in 2018:** 3
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**	**Primary Responsibilities**
• Assisting the board in discharging its responsibility relating to our accounting, reporting and financial practices • Overseeing our accounting and financial reporting processes • Overseeing the integrity of our financial statements, our systems of disclosure controls and internal controls and our compliance with legal and regulatory requirements • Overseeing the performance of our internal audit function • Overseeing the engagement and performance of our independent accountants • Discussing with management policies with respect to financial risk assessment	• Assisting the board in discharging its responsibilities with respect to compensation of our executive officers • Reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer • Evaluating the Chief Executive Officer's performance and establishing compensation based on this evaluation • Reviewing and approving the compensation of other executive officers • Overseeing the evaluation of risk associated with the Company's total compensation strategy and compensation programs • Overseeing any outside consultants retained to advise the Committee • Recommending to the board the compensation to be paid to non-management directors	• Considering recommendations from the Chief Executive Officer and others regarding succession planning • Assisting the board in identifying and screening qualified director candidates, including shareowner submitted nominees • Recommending candidates for election or reelection to the board or to fill vacancies on the board • Aiding in attracting qualified candidates to serve on the board • Recommending corporate governance principles, including the structure, composition and functioning of the board and all board committees, the delegation of authority to subcommittees, board oversight of management actions and reporting duties of management	• Overseeing management's identification and evaluation of enterprise risks • Overseeing and reviewing with management the Company's risk governance framework • Overseeing the Company's risk identification, risk tolerance, risk assessment and management practices for strategic enterprise risks facing the Company • Reviewing approaches to risk assessment and mitigation strategies in coordination with the board and other board committees • Communicating with the Audit Committee as necessary and appropriate to enable the Audit Committee to perform its statutory, regulatory, and other responsibilities with respect to oversight of risk assessment and risk management

(1) All members of the Audit Committee have been designated by the Board of Directors as audit committee financial experts. Each member of our Audit Committee meets the independence requirements of the NYSE and Securities and Exchange Commission ("SEC") rules and regulations applicable to Audit Committee members, and each is financially literate.

(2) Each member of our Compensation Committee meets the NYSE's independence requirements applicable to compensation committee members. In addition, each member is a non-employee director as required by Rule 16b-3 under the Securities Exchange Act of 1934. None of the members of the Compensation Committee is or was during 2018 an employee or former employee of UPS, and none had any direct or indirect material interest in or relationship with UPS outside of his or her position as a non-employee director. *Compensation Committee Interlocks and Insider Participation:* None of our executive officers serves or served during 2018 as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee.

(3) Candace Kendle's service on the Board of Directors will conclude at the 2019 Annual Meeting.

Director Compensation

We compensate our non-employee directors with a mix of cash and equity. Equity compensation links director pay to the value of Company stock and aligns the interests of directors more closely with those of Company shareowners. David Abney does not receive any compensation for service as a director. Directors are also reimbursed for their expenses related to board membership.



* Does not include committee chair or lead director fees.

There have been no significant increases in director compensation over the last few years. In 2018, our non-employee directors received an annual cash retainer of $105,000. The chairs of the Compensation, Nominating and Corporate Governance and Risk Committees received an additional annual cash retainer of $20,000, and the chair of the Audit Committee received an additional annual cash retainer of $25,000. Our lead independent director received an additional annual cash retainer of $25,000. Cash retainers are paid on a quarterly basis. Non-employee directors may defer retainer fees by participating in the UPS Deferred Compensation Plan, but we do not make any Company or matching contributions under this plan. There are no preferential or above-market earnings in the UPS Deferred Compensation Plan.

Non-employee directors also receive an annual restricted stock unit ("RSU") grant valued at approximately $170,000. RSUs are fully vested on the date of grant and are required to be held by the director until he or she separates from the board, at which time the RSUs are paid out in shares of class A common stock.

Dividends earned on each award are reinvested in additional units at each dividend payable date and are subject to the same payment schedule as the original award. This holding period increases the strength of the alignment of directors' interests with those of our shareowners. The annual equity grant is prorated based on the portion of the year that a director serves on the board.

The Compensation Committee of the Board of Directors conducts a review of director compensation generally every other year to ensure the program is structured consistent with best practices and current trends. The Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), provides advice on the competitiveness of the Company's non-employee director compensation program and recommends changes to ensure compensation remains market competitive. During the Compensation Committee's most recent review of director compensation, it was determined that total board compensation was below our peer group median.

Director Compensation

The following tables set forth the cash compensation paid to our non-employee directors in 2018 and the aggregate value of stock awards granted to our non-employee directors in 2018, as well as outstanding equity awards held as of December 31, 2018.

<table>
<tr><th colspan="4">2018 Director Compensation</th></tr>
<tr><th>Name</th><th>Fees Earned or Paid in Cash($)</th><th>Stock Awards($)[1]</th><th>Total($)</th></tr>
<tr><td>Rodney C. Adkins[2]</td><td>125,000</td><td>169,959</td><td>294,959</td></tr>
<tr><td>Michael J. Burns</td><td>105,000</td><td>169,959</td><td>274,959</td></tr>
<tr><td>William R. Johnson[2]</td><td>150,000</td><td>169,959</td><td>319,959</td></tr>
<tr><td>Candace Kendle[3]</td><td>105,000</td><td>169,959</td><td>274,959</td></tr>
<tr><td>Ann M. Livermore[2]</td><td>125,000</td><td>169,959</td><td>294,959</td></tr>
<tr><td>Rudy H.P. Markham</td><td>105,000</td><td>169,959</td><td>274,959</td></tr>
<tr><td>Franck J. Moison</td><td>105,000</td><td>169,959</td><td>274,959</td></tr>
<tr><td>Clark T. Randt, Jr.</td><td>105,000</td><td>169,959</td><td>274,959</td></tr>
<tr><td>Christiana Smith Shi[4]</td><td>105,000</td><td>212,360</td><td>317,360</td></tr>
<tr><td>John T. Stankey</td><td>105,000</td><td>169,959</td><td>274,959</td></tr>
<tr><td>Carol B. Tomé[2]</td><td>130,000</td><td>169,959</td><td>299,959</td></tr>
<tr><td>Kevin M. Warsh</td><td>105,000</td><td>169,959</td><td>274,959</td></tr>
</table>

<table>
<tr><th colspan="3">Outstanding Director Stock Awards
(as of December 31, 2018)</th></tr>
<tr><th></th><th colspan="2">Stock Awards</th></tr>
<tr><th>Name</th><th>Restricted Stock Units (#)</th><th>Phantom Stock Units (#)</th></tr>
<tr><td>Rodney C. Adkins</td><td>10,833</td><td>—</td></tr>
<tr><td>Michael J. Burns</td><td>21,365</td><td>—</td></tr>
<tr><td>William R. Johnson</td><td>22,386</td><td>—</td></tr>
<tr><td>Candace Kendle</td><td>15,381</td><td>—</td></tr>
<tr><td>Ann M. Livermore</td><td>21,365</td><td>2,506</td></tr>
<tr><td>Rudy H.P. Markham</td><td>21,365</td><td>—</td></tr>
<tr><td>Franck J. Moison</td><td>3,628</td><td>—</td></tr>
<tr><td>Clark T. Randt, Jr.</td><td>17,613</td><td>—</td></tr>
<tr><td>Christiana Smith Shi</td><td>1,927</td><td>—</td></tr>
<tr><td>John T. Stankey</td><td>8,248</td><td>—</td></tr>
<tr><td>Carol B. Tomé</td><td>21,365</td><td>1,185</td></tr>
<tr><td>Kevin M. Warsh</td><td>12,692</td><td>—</td></tr>
</table>

(1) The values of stock awards in this column represent the grant date fair value of restricted stock units granted in 2018, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 11 "Stock-Based Compensation" in our 2018 Annual Report on Form 10-K. Restricted stock units are fully vested on the date of grant, and will be paid in shares of class A common stock following the director's separation from service from UPS. Dividends earned on each award are reinvested in additional units at each dividend payable date and are subject to the same payment schedule as the original award.

(2) Includes compensation for committee chair service and/or lead director service.

(3) Candace Kendle's service on the Board of Directors will conclude at the 2019 Annual Meeting.

(4) Joined the board in 2018. Reflects a prorated RSU award made in February 2018 and the annual director award made in May 2018.

Executive Compensation

Compensation Committee Report

The Compensation Committee is responsible for reviewing and approving compensation for the executive officers, establishing the performance goals on which the compensation plans and programs are based and setting the overall compensation principles that guide the Compensation Committee's decision-making. The Compensation Committee's over-arching objective is to maintain an executive compensation program that supports the long-term interests of our shareowners, including our many employee shareowners. We seek to align the interests of our executives with those of our shareowners through a program in which a significant portion of compensation is performance-based and is significantly linked to shareowner returns. We seek to attract, retain and motivate executives who make significant contributions to the Company's success and allow them to share in the success of the Company.

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on that review, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2019 Proxy Statement and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission.

The following Compensation Discussion and Analysis describes the Compensation Committee's decisions regarding our executives' compensation for 2018.

The Compensation Committee

Ann M. Livermore, Chair
Rodney C. Adkins
Rudy H.P. Markham
Clark T. Randt, Jr.
Christiana Smith Shi
Kevin M. Warsh

Compensation Discussion and Analysis

UPS's executive compensation programs for 2018, and certain aspects of the 2019 programs, are described below. This section explains how and why the Committee made its 2018 compensation decisions for our executive officers, with additional detail with respect to the following Named Executive Officers ("NEOs"):

Named Executive Officers	Titles
David P. Abney	Chief Executive Officer
Richard N. Peretz	Chief Financial Officer
James J. Barber, Jr.	Chief Operating Officer
Scott A. Price	Chief Strategy and Transformation Officer
Kevin M. Warren	Chief Marketing Officer

Executive Compensation Strategy

UPS's executive compensation programs are designed to:

- Drive organizational performance by tying a significant portion of pay to Company performance;

- Attract, retain and motivate talent by fairly compensating executive officers; and

- Encourage long-term stock ownership and careers with UPS, aligning the interests of our executives to long-term value creation for our Company.

A majority of total direct compensation (base salary, annual incentives, annual ownership incentives and long-term incentives) that can be earned by the Named Executive Officers is "at risk" and only earned by meeting annual or long-term performance goals. The 2018 compensation elements for the CEO and for the NEOs as a group are displayed in the charts below.



2018 Target Compensation for CEO

2018 Target Compensation for all other NEOs

	CEO	NEOs
Base Salary	9%	13%
Ownership Incentive	1%	1%
Annual Performance-Based Incentives	16%	18%
Long-Term Performance-Based Equity	74%	68%

90% "at Risk"

86% "at Risk"

Roles and Responsibilities

The UPS executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has sole authority to engage and terminate the services of outside advisors and other consultants to assist in carrying out its responsibilities. In 2018, the Compensation Committee retained FW Cook to act as the Compensation Committee's independent compensation advisor. FW Cook reports directly to the Chair of the Compensation Committee and provides no additional services to UPS.

The following table summarizes the roles of the key participants in the executive compensation decision-making process.

Participant and Roles
Compensation Committee
• Reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation
• Evaluates the Chief Executive Officer's performance in light of the goals and objectives
• Reviews the Chief Executive Officer's performance assessment of other executive officers
• Reviews and approves compensation for the executive officers
• Reviews and approves awards to the executive officers under certain incentive compensation and equity-based plans
• Reviews and approves the design of other benefit plans for executive officers
• Oversees the evaluation of risk associated with the Company's total compensation strategy and compensation programs
• Considers whether to engage any compensation consultant, and determines their independence and whether their work raises any conflict of interest
• Reviews and discusses with management the Compensation Discussion and Analysis
• Recommends to the board whether the Compensation Discussion and Analysis should be included in the Proxy Statement
• Approves the Compensation Committee's report on executive compensation
Independent Members of the Board of Directors
• Assesses the performance of the Chief Executive Officer
• Reviews the Compensation Committee's assessment of the Chief Executive Officer's performance
• Determines whether the Compensation Discussion and Analysis should be included in the Proxy Statement
Independent Compensation Consultant
• Serves as a resource for market data on pay practices and trends
• Provides independent advice to the Compensation Committee
• Provides competitive analysis and advice related to outside director compensation
• Reviews the Compensation Discussion and Analysis
• Conducts an annual risk review of the Company's compensation programs

Participant and Roles
<u>Executive Officers</u> • The Chief Executive Officer makes compensation recommendations to the Compensation Committee for the other executive officers with respect to base salary and individual performance adjustments to the annual incentive plan payouts • The Chief Executive Officer and the Chief Financial Officer make recommendations on performance goals under our incentive compensation plans and provide an assessment as to whether performance goals were achieved • The Chief Executive Officer has also been delegated limited authority to make equity awards to employees who are not executive officers

Independence of Compensation Consultant

In November 2018, the Compensation Committee requested and received information regarding FW Cook's independence and the existence of any potential conflicts of interest. After evaluating the following factors, the Compensation Committee concluded that FW Cook is independent and that the engagement of FW Cook did not raise any conflict of interest: (1) other services provided to UPS by the consultant (if any); (2) fees paid by UPS as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation Committee; (5) any company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between UPS executive officers and the consulting firm or the individual consultants involved in the engagement.

Market Data Utilization and Peer Group Companies

Market data is just one of a variety of factors considered by the Compensation Committee when determining base salary, annual and long-term equity award opportunities, and total compensation levels. However, compensation is not targeted at a particular percentile. General compensation survey data provides the Compensation Committee with information about UPS compensation levels relative to comparable sized companies.

In addition, the Compensation Committee evaluates pay practices and compensation levels for a peer group of companies. In determining the peer group, the Compensation Committee considers advice from their independent compensation consultant and reviews the appropriateness of the peer group on an annual basis. The companies included in the peer group typically have global operations, a diversified business, and annual sales and market capitalizations comparable to UPS. Other considerations include percentage of foreign sales, capital intensity, operating margins, size of employee population and whether the company also includes UPS in their peer group. The peer group considered by the Compensation Committee for 2018 compensation purposes (the "2018 Peer Group") is unchanged from the peer group used for 2017 compensation, and consisted of the companies below.

The Boeing Company	Johnson & Johnson	The Procter & Gamble Company
Caterpillar Inc.	The Kroger Co.*	Sysco Corporation
The Coca-Cola Company	Lockheed Martin Corporation	Target Corp.
Costco Wholesale Corporation	Lowe's Companies, Inc.	United Technologies Corporation
FedEx Corporation	McDonald's Corp.	Walgreen Boots Alliance, Inc.
The Home Depot, Inc.	PepsiCo, Inc.	

* For 2019 compensation purposes, The Kroger Co. was removed and Delta Airlines, Inc. was added to better align the peer group to the selection criteria described above.

Internal Compensation Comparisons

The Compensation Committee also considers the differentials between executive officer compensation and the compensation paid for other UPS positions, and considers the additional responsibilities of the Chief Executive Officer compared to other executive officers. Internal comparisons are made to ensure that compensation paid to executive officers is reasonable compared to their direct reports.

Annual Performance Reviews

Each year, the Chief Executive Officer assesses the performance of all executive officers (other than the CEO) and provides feedback to the Compensation Committee. In addition, the Compensation Committee evaluates the Chief Executive Officer's performance on an annual basis. The Compensation Committee chair discusses the results of the evaluation with the full board (other than the CEO) in executive session. During the evaluation, the board considers the Chief Executive Officer's strategic vision and leadership, execution of UPS's business strategy and achievement of business goals. Other factors include the Chief Executive Officer's ability to make long-term decisions that create competitive advantage, and overall effectiveness as a leader.



**Central Elements of
UPS Executive Compensation**

Total Direct Compensation

Base Salary 12%
- Fixed cash compensation
- Designed to provide an appropriate level of financial certainty

Annual Incentive Awards 18%
- Subject to achievement of key business objectives for the year
- Payout is substantially "at risk" based on company performance
- 2/3 of any payout is in the form of Restricted Performance Units ("RPUs"), which vest one year after performance is achieved

Ownership Incentive Awards 1%
- Encourages executives to maintain substantial ownership of Company stock
- Value of award is based on equity ownership
- Payout is in the form of Company stock

Stock Option Awards 7%
- Further aligns shareowner and employee interests
- Motivates toward sustained stock price increase
- Multi-year vesting provides retention incentive

Long-term Performance Incentive Awards 62%
- Payout is subject to achievement of performance metrics over a three-year period
- Supports long-term strategy
- Motivates and rewards achievement of long-term goals
- Acts as a retention mechanism

Other Elements of Compensation

Benefits

✓ NEOs generally participate in the same plans as other employees.
✓ Includes medical, dental, and disability plans that mitigate the financial impact of illness, disability or death.
✓ See further details on page 40.

Perquisites

✓ Limited in nature and the benefits from providing perquisites outweigh costs.
✓ Includes financial planning and executive health services that facilitate the NEOs' ability to carry out responsibilities, maximize working time and minimize distractions.
✓ Considered necessary or appropriate to attract and retain executive talent.
✓ See further details on page 40.

Retirement Programs

✓ NEOs and most non-union U.S. employees participate in the same plans with the same formulas.
✓ Includes pension, retirement savings and deferred compensation plans.
✓ See further details on page 40.

Base Salary

Base salary is intended to provide our NEOs with a fixed level of cash compensation. The Compensation Committee considers a number of factors in determining the annual base salaries of the Named Executive Officers. Base salaries are typically set in March and become effective in April. While Company performance is the most important factor, scope of responsibility, leadership, market data and internal compensation comparisons are all considered. No single factor is weighted more heavily than another.

In March 2018, the Compensation Committee approved a 3.0% base salary increase for David Abney, the CEO. The 2018 salary increases for the other Named Executive Officers were generally aligned with the salary increase budget for other salaried employees.

Annual Incentive Awards

MIP Performance Incentive Award — Overview

The MIP Performance Incentive award is designed to align pay with annual Company performance by linking payouts to the achievement of pre-established financial and non-financial metrics. Target MIP Performance Incentive awards for each NEO are based on a percentage of base salary (165% of base salary for the CEO and 130% of base salary for all other NEOs) subject to a $5 million maximum. Awards are determined by the Compensation Committee, taking into consideration the following:

- The MIP performance metrics (as summarized below);
- The MIP factor (payout as a percent of target) applied to the non-executive officer MIP participants;
- Individual performance;
- Overall Company performance; and
- Business environment and economic trends.

A specific weight is not assigned to any of the factors considered by the Compensation Committee when determining earned awards. MIP Performance Incentive awards for executive officers are considered performance-based compensation fully at risk based on Company performance.

The earned award, if any, is provided two-thirds in restricted performance units ("RPUs") and one-third in cash. The number of RPUs granted is determined by calculating the dollar value of the portion of the MIP award allocated to equity and dividing by the applicable closing price of our class B common stock on the NYSE on the date of the award. Note however, that a newly hired eligible employee's first MIP award will be paid entirely in the Company's fully-vested class A shares.

Commencing with MIP Performance Incentive awards for 2018, the Compensation Committee has determined to provide the equity payout in RPUs that settle in class A shares and vest on the first anniversary of the grant. The Compensation Committee approved these terms in order to more closely align annual compensation with annual performance under the MIP, and to improve the market competitiveness of UPS incentive pay design.

When dividends are paid on UPS common stock, an equivalent value is credited to the participant's bookkeeping account in additional RPUs. The additional RPUs are subject to the same vesting schedule as the original MIP RPUs.

2018 MIP Performance Incentive Awards

The 2018 target opportunity for each NEO was:

2018 MIP Performance Incentive Award	MIP Target (% Base Salary)	Target($)
David P. Abney	165%	2,052,686
Richard N. Peretz	130%	722,857
James J. Barber, Jr.	130%	936,000
Scott A. Price	130%	803,400
Kevin M. Warren	130%	455,000[1]

(1) Prorated based on his June 2018 hire date.

The performance metrics used for the NEOs' MIP Performance Incentive awards in 2018 were:

- *Consolidated Revenue Growth*, which is measured by year-over-year growth in revenue generated from all products and services worldwide. Revenue growth is important to generating current profits and maintaining the long-term competitive positioning and viability of our Company.

- *Adjusted Consolidated Earnings Per Share Growth*, which is measured by year-over-year growth in total profits on an after tax, per share basis, after excluding the impact of certain items deemed unrelated to normal operations. Growth in adjusted EPS is directly impacted by our effectiveness in achieving our targets in other key performance elements, including volume growth, growth in consolidated revenue and positive operating leverage.

- *Consolidated Average Daily Package Volume Growth*, which is measured by year-over-year growth in consolidated package volume divided by the number of operating weekdays during the year.

The 2018 MIP evaluation metrics targets and results were as follows:

2018 MIP Evaluation Metrics	Target	Actual
Consolidated Revenue Growth	6.0%	7.9%
Adjusted Consolidated Earnings Per Share Growth[1]	20.0%	20.7%
Consolidated Average Daily Package Volume Growth	4.0%	3.2%

(1) Excludes the effect of unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), discontinued operations, extraordinary items and the cumulative effect of changes in accounting treatment.

The 2018 MIP factor for non-executive MIP participants was:

110%

The Compensation Committee maintains discretion to adjust awards earned under the MIP up (but not beyond the maximum amount for each NEO) or down based on its assessment of each NEO's individual performance. The Compensation Committee takes into consideration the recommendations of our CEO with respect to the NEOs, other than himself. The Compensation Committee also considers the results of the board's annual evaluation of the CEO, which includes ratings on areas such as:

- Leadership qualities;
- Strategic planning and execution;
- Managing for financial results;
- Retaining and developing a diverse top management group;
- Providing equal opportunity employment, and understanding and addressing issues facing employees;
- Ensuring the Company is contributing to the well-being of the communities in which it operates;
- Promoting compliance and ethical behavior; and
- Board relations.

Individual accomplishments during 2018 that were considered by the Committee when determining final awards are described below.

David Abney, Chief Executive Officer

David and the leadership team overcame a number of challenges in 2018. Successful negotiations of a labor agreement with the Teamsters Union as well as managing an organizational transformation and driving a successful peak season. David's focus on high-quality revenue initiatives as well as growth manifested positive returns to shareowners. Effectively managing capital investments, driving transformation objectives, and execution of investments and initiatives elevated revenues and improved operational efficiencies that provide the company sustainable returns well into the future.

Richard Peretz, Chief Financial Officer

Chief Financial Officer, Richard Peretz's efforts in 2018 helped guide UPS to achieve target earnings per share as well as generate excellent cash flow to stimulate reinvestment into our global network and provide positive returns to shareowners. Richard, along with our Chief Procurement Officer led Transformation efforts to realign our Procurement function to achieve significant savings.

James Barber, Chief Operating Officer

Jim assumed additional responsibilities in 2018 as the Chief Operating Officer. In this new role, Jim was instrumental in guiding the business units to achieve increased operational capacity, service and productivity. The US Small package business unit processed record volume with exceptional on-time service during the peak holiday season. International achieved record results, with the Supply Chain and Freight segments remaining strong.

Scott Price, Chief Strategy and Transformation Officer

Scott joined the UPS Management Committee in December 2017 to lead the organizational Transformation efforts. Scott is driving a multi-year process of value capture to deliver improvements to our business. Scott successfully executed the first round of transformation initiatives generating savings and drove the alignment of capital investments initiatives.

Kevin Warren, Chief Marketing Officer

Chief Marketing Officer, Kevin Warren joined the UPS Management Committee in June of 2018. Through Kevin's leadership, a focused go to market strategy has been established around the organizational strategic imperatives with a particular emphasis on small and medium-sized businesses. Kevin and the Marketing team have launched work streams to drive performance through strategic pricing and churn reduction, as well as continuing to build digital marketing capabilities.

After assessing the above-described considerations, the Compensation Committee approved the following 2018 MIP Performance Incentive awards for each NEO. The award is paid two-thirds in restricted performance units ("RPUs"), which vest one year after the award is approved, and one-third in cash, which is paid when the award is approved, except with respect to new-hires, who received the entire award in the form of fully-vested class A shares.

2018 MIP Performance Incentive Award	Target($)	Actual($)
David P. Abney	2,052,686	2,709,545
Richard N. Peretz	722,857	795,143
James J. Barber, Jr.	936,000	1,287,000
Scott A. Price	803,400	1,016,301
Kevin M. Warren[1]	455,000	550,550

(1) Kevin's 2018 MIP Performance Incentive Award is prorated based on his June 2018 hire date.

MIP Ownership Incentive Award

We encourage employees to maintain substantial ownership of the Company's stock through our MIP Ownership Incentive award. All MIP participants are eligible for an additional incentive award up to the equivalent of one month's salary by maintaining significant ownership of UPS equity securities. The amount of the award is equal to the value of the participant's equity ownership, multiplied by an ownership incentive award percentage. The ownership incentive award percentage is 1.25% for the Chief Executive Officer and 1.50% for the other Named Executive Officers, and the maximum award that can be earned is one month's salary. The MIP Ownership Incentive award, to the extent earned, is paid in the same proportion of equity and cash as the MIP Performance Incentive award.

Ownership levels for the 2018 awards were determined as of December 31, 2018 by totaling the number of UPS shares in the participant's family group accounts and the participant's eligible unvested restricted units and deferred compensation shares. The number of UPS shares determined for purposes of an NEO's ownership level is multiplied by the closing price of a class B share on the NYSE on December 31, 2018.

2018 MIP Ownership Incentive Award	Award Percentage	Maximum Ownership Incentive($)	2018 MIP Ownership Incentive Award($)
David P. Abney	1.25%	103,671	103,671
Richard N. Peretz	1.50%	46,337	46,337
James J. Barber, Jr.	1.50%	60,000	60,000
Scott A. Price	1.50%	51,500	43,990
Kevin M. Warren	1.50%	50,000	36,977

Long-Term Incentive Awards

Our two long-term incentive programs, the Long-Term Incentive Performance ("LTIP") award program and the Stock Option program, provide participants with grants of equity-based incentives that are intended to reward performance over a multi-year period and serve as a retention mechanism. The overlapping performance cycles under the LTIP program incentivize sustained financial performance, while the Stock Option program rewards stock price appreciation which has a direct link to shareowner returns. All 2018 award grants were made under the 2018 Omnibus Incentive Compensation Plan. Target amounts are set as a percent of annualized base salary.

Program	Payment Form and Program Type	Target Amount as Percent of Annualized Base Salary	Performance Measures and/or Value Proposition	Program Objectives
LTIP	If earned, Restricted Performance Units (RPUs) are settled in stock If earned, award vests after the end of the third fiscal year	700% — Chief Executive Officer 575% — Chief Operating Officer 450% — Chief Financial Officer, Chief Strategy and Transformation Officer 350% — other executive officers	Adjusted Growth in Consolidated Revenue Adjusted Operating Return on Invested Capital Relative Total Shareowner Return Value increases or decreases with stock price	Supports the Company's long-term operating plan and business strategy Provides significant link to shareowner interests
Stock Options	Stock options vest 20% per year over five years and have a ten-year term	90% — Chief Executive Officer 50% — Chief Operating Officer, Chief Financial Officer, Chief Strategy and Transformation Officer 30% — other executive officers	Value recognized only if stock price appreciates	Provides a significant link to shareowner interests Enhances stock ownership and shareowner alignment

LTIP Program and 2018 LTIP Target Values

The LTIP program is designed to strengthen the performance component of our executive compensation package, enhance retention of key talent, and align the interests of shareowners with the incentive compensation opportunity for executives. Approximately 500 members of our senior management team, including the Named Executive Officers, participate in this program. The program improves shareowner alignment and further enhances the long-term focus of the award by establishing three-year performance goals.

A target award of RPUs is granted to participants at the beginning of the three-year performance period. The actual number of RPUs that participants receive is determined after the end of the three-year performance period, based on actual performance versus the established performance goals.

A participant's RPU account is adjusted quarterly for dividends paid on class A common stock. Dividend adjustments are only made on earned RPUs. Awards that vest are distributed in shares of class A common stock. Special vesting rules apply to terminations by reason of death, disability or retirement, as discussed in greater detail under "Potential Payments Upon Termination or Change in Control."

The performance measures selected by the Compensation Committee for the 2018 LTIP awards are:

- *Growth in Adjusted Consolidated Revenue;*
- *Adjusted Operating Return on Invested Capital ("ROIC"); and*
- *Relative Total Shareowner Return ("TSR").*

Each goal is measured independently and applied equally in determining final payouts.

Adjusted consolidated revenue and adjusted ROIC are non-GAAP financial measures. We believe that these non-GAAP measures are appropriate for the determination of our incentive compensation award results because they exclude items that may not be indicative of, or are unrelated to, our underlying operations and provide a useful baseline for analyzing trends in our underlying business. Non-GAAP financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting. Therefore, our non-GAAP financial information may not be comparable to similarly titled measures reported by other companies.

This design combines internal business performance measures as well as an external relative performance measure. This combination balances efforts to motivate and reward the management team for our operational and financial success, while ensuring rewards remain aligned with shareowner interests and returns. A description of each performance measure follows:

Growth in Adjusted Consolidated Revenue

Growth in adjusted consolidated revenue measures the Company's long-term success in growing our business as compared with the targets adopted at the beginning of the performance period. On the grant date, the Compensation Committee approves an average consolidated projected revenue growth target for the three-year performance period (the target is the projected average annual revenue growth percentage of the three years of the performance period). Following the completion of the performance period, the Committee will certify the actual revenue growth and the performance result compared to the target (each year's growth percentage will be compared to the target and assigned a payout percentage; the average of the three payout percentages will be the final performance result). At the end of the performance period, the Committee will certify the final revenue payout percentage for the grant. For purposes of calculating adjusted consolidated revenue, GAAP total revenue is adjusted to exclude the effect of unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), discontinued operations, extraordinary items and the cumulative effect of changes in accounting treatment. In addition, consolidated revenue is calculated on a currency constant basis.

Adjusted Operating Return on Invested Capital

Adjusted operating return on invested capital measures the Company's ability to generate the highest long-term returns on its capital allocation decisions. On the grant date, the Compensation Committee approves a ROIC target for the three-year performance period. Following the completion of the performance period, the Committee will certify the actual adjusted operating ROIC and the comparison of actual adjusted operating ROIC with the target. The target is the average of each of the three years projected operating

ROIC (operating income for the three-year period divided by the sum of average invested capital for the three-year period). For purposes of determining the performance results: GAAP operating income is adjusted to exclude pension mark-to-market adjustments, the effect of unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), discontinued operations, extraordinary items and the cumulative effect of changes in accounting treatment; and GAAP invested capital is adjusted to exclude the impacts of certain items that were not anticipated in establishing the ROIC target, such as incremental invested capital from business acquisitions, the effect of unusual or infrequently occurring items, restructuring reserves, or other extraordinary items.

Relative Total Shareowner Return

Relative TSR is measured by covering our TSR to the TSR a peer group of companies during a three-year performance period. The Compensation Committee evaluates the peer group annually to determine if the companies included in the group are the most appropriate comparators for measuring the success of our executives in delivering shareowner value.

Three-Year TSR Compared to Peer Group	Percentage of Target Earned for TSR Portion of LTIP Award
Greater than 75th Percentile	200%
Median	100%
25th Percentile	50%
Less than 25th Percentile	0%

The maximum payout for the TSR portion of the award is capped at 200% of target. If our TSR over the three-year measurement period is negative, even if it exceeds the median of the peer group, the maximum payout percentage for the TSR portion of LTIP awards is capped at 100% of target.

2018 LTIP Awards

The Compensation Committee approved the following target values as a percent of base salary for the 2018 LTIP awards:

Executive Officers	LTIP Target (% Base Salary)
Chief Executive Officer	700
Chief Operating Officer	575
Chief Financial Officer	450
Chief Strategy and Transformation Officer	450
Other executive officers	350

Target values are based on internal pay comparison considerations and market data regarding total compensation of comparable positions at similarly sized companies. Differences in the target award values are based on increasing levels of responsibility among the executive officers.

The threshold, target and maximum number of RPUs that can be earned by the Named Executive Officers under the 2018 LTIP is shown in the Grants of Plan-Based Awards table. The actual number of RPUs that the Named Executive Officers will receive is determined following the completion of the performance period ending December 31, 2020 and is based on achievement of the performance goals for the three-year period described above. TSR is measured based on our TSR compared to the 17 peer companies listed previously as measured from January 1, 2018 through December 31, 2020, the three-year performance period. The maximum LTIP award that can be earned is 200% of target.

Stock Option Program and 2018 Stock Option Awards

The Compensation Committee believes that stock options provide a significant link to Company performance and motivate recipients to maximize shareowner value. The option holder receives value only if our stock price increases. Stock options also have retention value; the option holder will not receive value from the options unless he or she remains employed during the vesting period.

Stock options vest 20% per year over five years and expire ten years from the date of grant. Unvested stock options vest automatically upon termination of employment because of death, disability or retirement. In light of the five-year vesting schedule, we do not maintain additional holding period requirements. Grants do not include dividend equivalents or any reload features.

In March 2018, the Compensation Committee approved 2018 target award values for stock options at 90% of base salary for the Chief Executive Officer, 50% of base salary for the Chief Operating Officer, the Chief Financial Officer and the Chief Strategy and Transformation Officer, and 30% of base salary for the other NEOs. The number of stock options granted to the NEOs in 2018 is shown in the Grants of Plan-Based Awards table.

Total 2018 Long-Term Equity Incentive Award Target Values

The total long-term incentive opportunity granted to the Named Executive Officers in 2018, based upon a percentage of annualized base salary, is shown below.

Named Executive Officer	LTIP RPUs (% Base Salary)	Options (% Base Salary)	Total (% Base Salary)
David P. Abney	700	90	790
Richard N. Peretz	450	50	500
James J. Barber, Jr.	575	50	625
Scott A. Price	450	50	500
Kevin M. Warren[1]	—	—	—

(1) Kevin Warren was not eligible to receive a 2018 LTIP award or 2018 Stock Option award because his employment did not begin until after the grant dates.



2016 LTIP Performance Targets and Results

In 2016, the Compensation Committee approved LTIP awards for the NEOs who were employees of the Company at that time. The performance metrics for the 2016 LTIP awards were the same as those described above under the LTIP Award Program heading. The performance targets and actual results for the completed performance period for the 2016 LTIP awards are in the tables below. The combined Total Payout for the 2016 LTIP RPU Award, based on the 2016 through 2018 performance period, was 74% of target. RPUs awarded under the 2016 LTIP are now earned and vested.

Growth in Adjusted Consolidated Revenue*

200%
100%
50%
Payout Range
137%
No Payout
Min
Target
Max
1.5%
6.0%
6.7%
Final Result
9.0%
Performance Range

Adjusted Operating Return on Invested Capital*

200%
100%
50%
Payout Range
85%
No Payout
Min
Target
Max
22.8%
26.8%
Final Result
28.5%
34.2%
Performance Range

Relative Total Shareowner Return*

200%
100%
50%
Payout Range
No Payout
0%
Min
Target
Max
18th
Final Result
25th
50th
75th
Performance Range

Actual Payout for 2016 LTIP RPU Award as a Percent of Target

74%

* Revenue is adjusted for currency using 2016 target rates; revenue excludes the impact from the new revenue recognition standard; and ROIC was adjusted for the impact of new pension accounting standards and for capital expenditures associated primarily with network expansion.

Executive Compensation

2018 Employment Transition Payments

Generally, we do not pay discretionary bonuses in cash or stock, or make other discretionary payments, to our executives. However, in order to attract external senior executive talent to participate in the transformation of our business, the Compensation Committee approved certain payments to two external executive hires to the Company's Management Committee. The payments were made to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs.

Under the terms of his employment offer letter described below, in 2018 Scott Price was entitled to receive; (i) a cash transition payment of $500,000; and (ii) a one-time RSU grant valued at $4 million which vests in 20% increments annually, from January 2018 through January 2022, subject to his continued employment through each applicable vesting date or termination without cause.

Under the terms of his employment offer letter described below, in 2018 Kevin Warren was entitled to receive; (i) a cash transition payment of $950,000; and (ii) a one-time RSU grant valued at $3 million which vests in one-third increments annually, from January 2019 through January 2021, subject to his continued employment through each applicable vesting date or termination without cause.

Benefits and Perquisites

The benefits and perquisites provided to our Named Executive Officers are not a material part of executive compensation and are largely limited to those offered to our employees generally, or that we otherwise believe are necessary or appropriate to attract and retain executive talent. We believe certain perquisites help facilitate our NEOs' ability to carry out their responsibilities, maximize working time and minimize distractions. Additional information on these benefits can be found in the program descriptions below.

The UPS 401(k) Savings Plan

The UPS 401(k) Savings Plan is offered to all U.S.-based employees who are not subject to a collective bargaining agreement and who are not eligible to participate in another savings plan sponsored by UPS or one of its subsidiaries. We generally match 50% of up to 5% of eligible pay contributed to the UPS 401(k) Savings Plan for eligible employees hired on or before December 31, 2007, 100% of up to 3.5% of eligible pay contributed to the plan for eligible employees hired on or after January 1, 2008, and 50% of up to 6% of eligible pay contributed to the plan for employees hired on or after July 1, 2016. The match is paid in shares of class A common stock. Effective for newly eligible plan participants on or after July, 2016, we also generally provide a Retirement Contribution based on years of service and expressed as a percentage of eligible compensation (5% for 0-4 years, 6% for 5-9 years, 7% for 10-14 years and 8% for 15 or more years).

Qualified and Non-Qualified Pension Plans

Certain executive officers are eligible to participate in our qualified retirement program, the UPS Retirement Plan. Benefits payable under the plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Excess Coordinating Benefit Plan, which is a non-qualified restoration plan designed to replace the amount of benefits limited under the tax-qualified plan. Without the Excess Coordinating Benefit Plan, the executive officers would receive a lower benefit as a percent of final average earnings than the benefit received by other participants in the UPS Retirement Plan.

Financial Planning Services

Our executive officers are eligible for a financial services benefit. The Company reimburses fees from financial and tax service providers up to $15,000 per year, including the cost of personal excess liability insurance coverage.

Executive Health Services

UPS's business continuity is best facilitated by avoiding any prolonged or unexpected absences by members of its senior management team. In 2018, executive officers were offered certain executive health services, including comprehensive physical examinations.

Discounted Employee Stock Purchase Plan

We have maintained a Discounted Employee Stock Purchase Plan since 2001. The plan provides all U.S.-based employees, including the Named Executive Officers, and some internationally based employees, with the opportunity to purchase up to $10,000 in our class A common stock annually at a discount to the market price of our stock. The plan complies with Section 423 of the Internal Revenue Code. Our class A common stock may be acquired under the plan at a purchase price equal to 95% of the fair market value of the shares on the last day of each calendar quarter. Share purchases are made on a quarterly basis.

Other Compensation and Governance Policies

Stock Ownership Guidelines

CEO	= 8x annual salary
Other Executive Officers	= 5x annual salary
Directors	= 5x annual retainer

The board has adopted stock ownership guidelines that apply to executive officers and to members of our Board of Directors. The guidelines further our core philosophy that executive officers should also be long-term owners of our Company. Target ownership is eight times annual salary for our Chief Executive Officer and five times annual salary for our other executive officers. The target for our non-employee directors is five times their annual retainer. Shares of class A common stock (excluding any pledged shares), deferred units and vested and unvested RSUs and RPUs awarded under our equity incentive plans are considered owned for purposes of calculating ownership. Executive officers and directors are expected to reach target ownership within five years of adoption of the guideline or the date that the executive officer or director became subject to the guideline.

As of December 31, 2018, all of the Named Executive Officers who have been subject to the guidelines for at least five years exceeded their target stock ownership. In addition, all of our non-employee directors who have been subject to the stock ownership guidelines for at least five years exceeded their target stock ownership. RSUs are required to be held by a non-employee director until he or she separates from the UPS Board of Directors.

Hedging and Pledging Policies

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Additionally, in 2014 we adopted a policy prohibiting our directors and executive officers from entering into pledges of UPS securities, including using UPS securities as collateral for a loan and holding UPS securities in margin accounts. Executive officers are encouraged (but not required) to unwind any existing pledges. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Clawback Policy

Our incentive compensation plans contain clawback provisions for all awards granted under the plans. If the Compensation Committee determines that financial results used to determine the amount of any award are materially restated, and that an executive officer engaged in fraud or intentional misconduct, we will seek repayment or recovery of the award from that executive officer. This clawback applies to all awards granted under the 2018 Plan, the 2015 Plan, our 2012 Omnibus Incentive Compensation Plan ("2012 Plan") and our 2009 Incentive Compensation Plan ("2009 Plan").

Employment, Change in Control or Severance Agreements

We do not enter into employment agreements providing for the continuation of employment of an executive, or separate change in control agreements with any of our executive officers, including our Named Executive Officers. Our Compensation Committee believes that UPS has created a culture where long tenure for executives is the norm. As a result, executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees. However, in order to attract senior executive talent from outside the Company to participate in the transformation of our business, we executed an employment offer letter with Scott Price, effective November 28, 2017, in connection with his hiring as our Chief Transformation Officer. We also executed an employment offer letter with Kevin Warren, effective May 5, 2018, in connection with his hiring as our Chief Marketing Officer. These offer letters have no specified duration and provide that employment is on an at-will basis.

Under the terms of Scott Price's offer letter, he is entitled to, among other things, the cash transition and equity payment described above under "2018 Employment Transition Payments", as well as cash transition payments of $2.0 million in each of March 2019 and 2020, subject to his continued employment on those dates. Under the terms of Kevin Warren's offer letter, he is entitled to, among other things, the cash transition and equity payments described above under "2018 Employment Transition Payments", as well as cash transition payments of $750,000 in each of June 2019 and 2020, subject to his continued employment on those dates. Both offer letters also define annual base salary levels, eligibility to participate in the MIP, LTIP and Stock Option programs, and eligibility for relocation benefits and other employee benefits, all consistent with those received by our other senior executives. Both offer letters also provide that the equity payments described in the "2018 Employment Transition Payments" section above will continue to vest in the event that the NEO is terminated without cause.

Scott Price and Kevin Warren also entered into protective covenant agreements with us which, in the event they are terminated without cause during the first two years of employment, provide for (i) separation pay equal to two years' salary, (ii) continued vesting of their one-time RSU grants, and (iii) with respect to Kevin Warren, the payment of any unpaid transition payments (see "2018 Employment Transition Payments" described above). In the event either of them are terminated without cause after the first two years of employment, the Company is obligated to make such payments and continue vesting such grants if it elects to enforce post-termination non-compete covenants connected to those agreements.

The 2018 Plan requires a "double trigger" — both a change in control and a qualifying termination of employment — to accelerate the vesting of awards that are not continued or assumed by a successor entity. Equity awards granted to the

Named Executive Officers prior to May 7, 2009 are subject to a single trigger, while equity awards granted after that date are subject to the double trigger.

Equity Grant Practices

Grants of awards to executive officers under all of our equity incentive programs are approved by the Compensation Committee. Stock options have an exercise price equal to the NYSE closing market price on the date of grant.

Consideration of Previous "Say on Pay" Voting Results

We regularly engage with our shareowners on executive compensation matters. At our 2017 Annual Meeting of Shareowners, over 88% of votes cast approved our compensation program as described in our 2017 proxy statement. In making compensation decisions, the Compensation Committee carefully considered the results of the most recent say on pay vote as well as many other factors as described herein and did not make any changes to our compensation programs as a result of the most recent say on pay vote. In addition, a majority (over 61%) of votes cast for the shareowner "say on frequency" vote at our 2017 Annual Meeting expressed a preference for having a say on pay vote every three years. As a result, our next say on pay vote is scheduled for the 2020 Annual Meeting. We welcome input from our shareowners on our compensation policies and compensation program at any time, not just in the years when we conduct a say on pay vote.

Tax Implications of Executive Compensation

The Compensation Committee had previously structured annual and long-term incentive compensation awards with the intention of complying with the performance-based compensation exemption from Section 162(m) of the Internal Revenue Code, which allows a tax deduction for compensation paid to certain Named Executive Officers in excess of $1 million. The Compensation Committee did, however, reserve the right to modify compensation that was initially intended to be exempt from Section 162(m) and to pay compensation that was not deductible under Section 162(m) if it determined that such modifications or payments were needed to attract, retain, or provide incentives to our NEOs, and were consistent with the Company's best interests.

Now that the exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed by the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), the Compensation Committee expects that compensation granted or paid in 2018 and future tax years will not be fully deductible for income tax purposes. The Compensation Committee intends to maintain the strong pay-for-performance alignment of our incentive compensation programs and believes the interests of our shareowners are best served by not limiting the Compensation Committee's discretion and flexibility in crafting compensation plans and arrangements, even though some compensation awards may result in non-deductible compensation expenses.

Summary Compensation Table

The following table shows Named Executive Officer compensation for fiscal years ended December 31, 2018, 2017 and 2016.

Name and Principal Position	Year	Salary ($)[3]	Bonus ($)	Stock Awards ($)[4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	Change in Pension Value ($)[7]	All Other Compensation ($)[8]	Total ($)
David P. Abney	2018	1,234,992	—	10,459,956	1,087,039	937,739	1,311,718	29,432	15,060,876
Chief Executive Officer	2017	1,199,016	—	9,354,699	1,055,372	672,046	2,296,315	31,284	14,608,732
	2016	1,082,421	—	9,172,450	991,275	387,741	2,052,152	38,533	13,724,572
Richard N. Peretz	2018	552,654	—	3,032,070	271,257	280,493	480,713	18,055	4,635,242
Chief Financial Officer	2017	538,533	—	2,769,256	263,351	199,934	917,550	13,516	4,702,140
	2016	485,070	—	2,766,672	246,812	146,034	1,478,420	21,945	5,144,953
James J. Barber, Jr.	2018	693,676	—	5,003,423	281,041	449,000	586,464	31,900	7,045,504
Chief Operating Officer	2017	557,304	—	2,871,021	271,538	269,759	1,040,771	25,150	5,035,543
	2016	500,706	—	2,879,564	251,731	158,384	858,785	27,394	4,676,564
Scott A. Price[1] Chief Strategy and Transformation Officer	2018	613,500	500,000	6,911,263	300,015	—	—	155,619	8,480,397
Kevin M. Warren[2] Chief Marketing Officer	2018	350,000	950,000	3,000,030	—	—	—	124,613	4,424,643

(1) Scott Price joined the Company in December 2017. See "Employment, Change in Control or Severance Agreements" in the Compensation Discussion and Analysis for a description of the transition and equity amounts provided in connection with his decision to join the Company.

(2) Kevin Warren joined the Company in June 2018. See "Employment, Change in Control or Severance Agreements" in the Compensation Discussion and Analysis for a description of the transition and equity amounts provided in connection with his decision to join the Company.

(3) This column represents the salary earned from January 1 through December 31 of the applicable year. Base salary increases generally are effective in April of the relevant fiscal year.

(4) The values for stock awards in this column represent the aggregate grant date fair value for the stock awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. These awards include LTIP, MIP RPUs, and the one-time grant of RSUs made to Scott Price and Kevin Warren. Awards with performance conditions are computed based on the probable outcome of the performance condition as of the grant date for the award. Information about the assumptions used to value these awards can be found in Note 11 "Stock-Based Compensation" in our 2018 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on Company performance and the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis".

In accordance with SEC rules, we also are required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value for the 2018 LTIP RPU awards, assuming maximum performance, are as follows: Abney — $18,231,704; Peretz — $5,264,211; Barber — $8,927,646; and Price — $5,822,284. Kevin Warren was not eligible to participate in the 2018 LTIP because he was not employed when the awards were made. The grant date fair value for the 2017 LTIP RPU awards, assuming maximum performance, are as follows: Abney — $16,416,794; Peretz — $4,740,276; and Barber — $4,887,556. The grant date fair value for the 2016 LTIP RPU awards, assuming maximum performance, are as follows: Abney — $14,417,934; Peretz — $4,252,261; and Barber — $4,387,058.

(5) The values for stock option awards represent the aggregate grant date fair value for the option awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. The assumptions used to value these awards can be found in Note 11 "Stock-Based Compensation" in our 2018 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section. Kevin Warren was not eligible to receive a 2018 Stock Option award because his employment began after the grant date.

(6) This column shows the cash portion of the MIP Performance Incentive award and the MIP Ownership Incentive award. For a description of the MIP, see "Compensation Discussion and Analysis". The MIP Ownership Incentive award was paid at 100% of target (one month's salary) for each eligible Named Executive Officer who met or exceeded his or her target ownership level in the same proportion that the MIP award is paid.

(7) This column represents an estimate of the annual increase in the actuarial present value of the Named Executive Officer's accrued benefit under our retirement plans for the applicable year, assuming retirement at age 60 (or current age if greater). See "Executive Compensation — 2018 Pension Benefits" for additional information, including assumptions used in this calculation. The change in pension value can be impacted by a number of factors, including additional credited service, changes in amounts of compensation covered by the benefit formula, plan amendments and assumption changes.

(8) The following table breaks down the amounts shown in this column for 2018:

Name	401(k) Plan Retirement Contribution[1]($)	401(k) Plan Match ($)	Life Insurance ($)	Financial Planning ($)	Healthcare Benefits ($)	Other[2]($)	Total ($)
David P. Abney	—	6,875	9,385	6,468	6,704	—	29,432
Richard N. Peretz	—	6,875	2,594	1,882	6,704	—	18,055
James J. Barber, Jr.	—	6,875	3,321	15,000	6,704	—	31,900
Scott A. Price	13,750	8,250	2,908	7,302	6,704	116,705	155,619
Kevin M. Warren	13,750	—	1,656	15,000	5,754	88,453	124,613

(1) For eligible plan participants hired after July 2016, we generally provide a retirement contribution based on years of service.

(2) For Scott Price and Kevin Warren, consists of relocation expenses. These amounts were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the individual, as applicable.

Grants of Plan-Based Awards

The following table provides information about awards granted during 2018 to each of the Named Executive Officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
David P. Abney	—	—	684,229	1,666,667	—	—	—	—	—	—	—
	5/9/2018	—	—	—	0	75,895	151,790	—	—	—	9,115,852
	3/1/2018	—	—	—	—	—	—	—	71,328	106.43	1,087,039
	3/1/2018	—	—	—	—	—	—	12,629	—	—	1,344,104
Richard N. Peretz	—	—	240,952	1,666,667	—	—	—	—	—	—	—
	5/9/2018	—	—	—	0	21,914	43,828	—	—	—	2,632,106
	3/1/2018	—	—	—	—	—	—	—	17,799	106.43	271,257
	3/1/2018	—	—	—	—	—	—	3,758	—	—	399,964
James J. Barber, Jr.	—	—	312,000	1,666,667	—	—	—	—	—	—	—
	5/9/2018	—	—	—	0	37,164	74,328	—	—	—	4,463,823
	3/1/2018	—	—	—	—	—	—	—	18,441	106.43	281,041
	3/1/2018	—	—	—	—	—	—	5,070	—	—	539,600
Scott A. Price	—	—	—	—	—	—	—	—	—	—	—
	5/9/2018	—	—	—	0	24,237	48,474	—	—	—	2,911,142
	3/1/2018	—	—	—	—	—	—	—	19,686	106.43	300,015
	1/5/2018	—	—	—	—	—	—	31,344	—	—	4,000,121
Kevin M. Warren	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—
	8/8/2018	—	—	—	—	—	—	24,880	—	—	3,000,030

(1) Reflects the target and maximum values of the cash portion of the 2018 MIP performance incentive award for each Named Executive Officer. A participant's first MIP Performance Incentive award is paid entirely in class A stock. Does not include the MIP ownership incentive award: Abney — $ 34,557; Peretz — $ 15,446; and Barber — $ 20,000. The potential payments for the MIP performance incentive award are performance-based and therefore at risk. The MIP program is described in the "Compensation Discussion and Analysis".

(2) These columns show the potential number of units that would be awarded under the 2018 LTIP at the end of the applicable three-year performance period if the threshold, target or maximum performance goals are satisfied. Kevin Warren was not eligible to participate in the 2018 LTIP because he was not employed when the awards were made.

(3) This column represents the number of RPUs granted under the 2017 MIP on March 1, 2018, and includes the one-time RSUs granted to Scott Price on January 5, 2018 and to Kevin Warren on August 8, 2018.

(4) This column shows the number of stock options granted under the Stock Option program on March 1, 2018. Kevin Warren was not eligible to participate in the 2018 Stock Option program because he was not employed when the awards were made.

(5) This column shows the grant date fair value of the LTIP RPUs, MIP RPUs, stock options and the one-time RSUs under FASB ASC Topic 718 granted to each of the Named Executive Officers in 2018. The grant date fair values are calculated, using the NYSE closing price of UPS stock on the date of grant for RPUs and RSUs, and the Black-Scholes option pricing model for stock options. The grant date fair value of the units granted under the 2018 LTIP, which have performance conditions, are computed based on the probable outcome of the performance condition for the 2018 LTIP performance period. There can be no assurance that the grant date fair value of stock and option awards will ever be realized.

Executive Compensation

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by exercisable options, unexercisable options, and unvested RPUs held by the Named Executive Officers on December 31, 2018.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
David P. Abney	9,745	—	67.18	5/5/2010	5/5/2020				
	9,357	—	74.25	5/4/2011	5/4/2021				
	9,620	—	76.89	3/1/2012	3/1/2022				
	9,461	—	82.87	3/1/2013	3/1/2023				
	5,897	1,475	96.98	3/4/2014	3/4/2024				
	14,944	9,963	101.93	3/2/2015	3/2/2025				
	10,652	15,980	98.77	3/2/2016	3/2/2026				
	15,046	22,570	106.86	9/16/2016	9/16/2026				
	14,358	57,436	106.87	3/1/2017	3/1/2027				
	—	71,328	106.43	3/1/2018	3/1/2028				
						32,348	3,154,946	160,187	15,623,003
Richard N. Peretz	2,021	1,348	101.93	3/2/2015	3/2/2025				
	3,159	4,740	98.77	3/2/2016	3/2/2026				
	3,122	4,685	106.86	9/16/2016	9/16/2026				
	3,583	14,332	106.87	3/1/2017	3/1/2027				
	—	17,799	106.43	3/1/2018	3/1/2028				
						9,979	973,290	46,253	4,511,038
James J. Barber, Jr.	3,714	—	76.89	3/1/2012	3/1/2022				
	8,135	—	82.87	3/1/2013	3/1/2023				
	5,071	1,268	96.98	3/4/2014	3/4/2024				
	4,525	3,018	101.93	3/2/2015	3/2/2025				
	3,273	4,910	98.77	3/2/2016	3/2/2026				
	3,122	4,685	106.86	9/16/2016	9/16/2026				
	3,694	14,778	106.87	3/1/2017	3/1/2027				
	—	18,441	106.43	3/1/2018	3/1/2028				
						12,859	1,254,110	62,607	6,106,028
Scott A. Price	—	19,686	106.43	3/1/2018	3/1/2028				
						25,885	2,524,565	24,815	2,420,237
Kevin M. Warren	—	—	—	—	—				
						25,276	2,465,138	—	—

(1) Stock options vest over a five-year period with 20% of the option vesting at each anniversary date of the grant. All options expire ten years from the date of grant. Under the terms of our 2009 Plan, 2012 Plan, 2015 Plan and 2018 Plan, unvested stock options become fully vested on the date of termination due to retirement for the NEOs if they meet certain service requirements. Kevin Warren was not eligible to participate in the 2018 Stock Option program because he was not employed when the awards were made.

(2) Unvested stock awards in this column include RPUs granted as part of MIP in 2014, 2015, 2016, 2017 and 2018 that vest over a five-year period with approximately 20% of the award vesting on January 15 of each year. Values are rounded to the closest unit. Also includes the one-time RSUs granted to Scott Price on January 5, 2018 and to Kevin Warren on August 8, 2018 that have not vested.

(3) Market value based on NYSE closing price on December 31, 2018 of $97.53.

(4) Represents the potential units to be earned under the 2017 LTIP award (for the three-year performance period ending 12/31/2019), the 2018 LTIP award (for the three-year performance period ending 12/31/2020), and any dividend equivalent units allocated since the grants were made. Assumes target performance goals will be met for all performance periods. Kevin Warren was not eligible to participate in the 2018 LTIP program because he was not employed when the awards were made.

Option Exercises and Stock Vested

The following table sets forth the number and corresponding value realized during 2018 with respect to options that were exercised, and restricted stock units and restricted performance units that vested, for each Named Executive Officer.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
David P. Abney	—	—	82,117	8,295,495
Richard N. Peretz	—	—	24,219	2,451,273
James J. Barber, Jr.	—	—	25,755	2,631,934
Scott A. Price	—	—	6,269	840,610
Kevin M. Warren	—	—	—	—

(1) The value in this column represents the 2016 LTIP award granted in the form of RPUs that vested on December 31, 2018; approximately 20% of the MIP RPUs granted in each of 2013, 2014, 2015, 2016 and 2017 that vested on January 15, 2018; and a portion of the one-time RSUs awarded to Scott Price. Vested RPU awards are distributed to participants in an equivalent number of shares of class A common stock.

(2) The value shown is based on the NYSE closing prices on December 31, 2018, the date the RPUs granted under the 2016 LTIP award vested, of $97.53 per share; and January 15, 2018, the date the RPUs granted under MIP vested and the date a portion of the one-time RSUs granted to Scott Price vested, of $134.09 per share. If the vesting date is not a NYSE trading day, the prior trading day's closing price is used.

Pension Benefits

The following table quantifies the pension benefits expected to be paid to each of the Named Executive Officers from the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan as of December 31, 2018. The terms of each are described below.

Name	Plan Name	Number of Years Credited Service(#)[2]	Present Value of Accumulated Benefit($)[3]	Payments During Last Fiscal Year($)
David P. Abney	UPS Retirement Plan	44.8	2,215,343	—
	UPS Excess Coordinating Benefit Plan	—	11,019,900	—
	Total	—	13,235,243	—
Richard N. Peretz	UPS Retirement Plan	37.6	1,744,507	—
	UPS Excess Coordinating Benefit Plan	—	2,487,152	—
	Total	—	4,231,659	—
James J. Barber, Jr.	UPS Retirement Plan	34.4	1,725,850	—
	UPS Excess Coordinating Benefit Plan	—	3,435,717	—
	Total	—	5,161,567	—
Scott A. Price[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Kevin M. Warren[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—

(1) Scott Price and Kevin Warren are not eligible to participate in the UPS Retirement Plan or the UPS Excess Coordinating Benefit Plan.

(2) This column represents years of service as of December 31, 2018 for all plans.

(3) This column represents the total discounted value of the monthly lifetime benefit earned at December 31, 2018, assuming the executive continues in service and retires at age 60 or at the executive's actual age, if later. The present value is not the monthly or annual lifetime benefit that would be paid to the executive. The present values are based on discount rates of 4.48% and 4.60% for the UPS Retirement Plan, and UPS Excess Coordinating Benefit Plan, respectively, at December 31, 2018. The present values assume no pre-retirement mortality and utilize the RP 2014 healthy mortality table with adjusted mortality improvement after 2007 (no collar for the Retirement Plan and white collar for the Excess Plan), with mortality improvements after 2007 using the MP-2018 projection scale adjusted to converge to 0.5% in 2023 on the RPEC model.

Pension Benefits

The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. The UPS Retirement Plan was closed to new entrants as of July 1, 2016.

UPS also sponsors a non-qualified defined benefit plan, the UPS Excess Coordinating Benefit Plan, for non-union employees whose pay and benefits in the qualified plan are limited by the Internal Revenue Service. An employee must be at least age 55 with 10 years of service to be eligible to participate in this plan. In the year that an individual first becomes eligible to participate in the UPS Excess Coordinating Benefit Plan, there is an increase for the participant for that year equal to the full present value of the participant's accrued benefit in the plan.

The Compensation Committee believes that the retirement, deferred compensation and/or savings plans offered at UPS are important for the long-term economic well-being of our employees, and are important elements of attracting and retaining the key talent necessary to compete. The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan provide monthly lifetime benefits to participants and their eligible beneficiaries based on final average compensation at retirement, service with UPS and age at retirement. Participants may choose to receive a reduced benefit payable in an optional form of annuity that is equivalent to the single lifetime benefit.

The plans provide monthly benefits based on the greatest result from up to four benefit formulas. Participants receive the largest benefit from among the applicable benefit formulas. For James Barber, the formula that results in the largest benefit is called the "grandfathered integrated formula." This formula provides retirement income equal to 58.33% of final average compensation, offset by a portion of the Social Security benefit.

A participant with less than 35 years of benefit service receives a proportionately lesser amount. For David Abney and Richard Peretz, the formula that results in the largest benefit is called the "integrated account formula." This formula provides retirement income equal to 1.2% of final average compensation plus 0.4% of final average compensation in excess of the Social Security Wage Base times years of benefit service.

Participants earn benefit service for the time they work as an eligible UPS employee. For purposes of the formulas, compensation includes salary and an eligible portion of the MIP award. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

Benefits payable under the UPS Retirement Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed and adjusted from time to time by the Internal Revenue Service. Eligible amounts exceeding these limits will be paid from the UPS Excess Coordinating Benefit Plan. Under this plan, participants receive the benefit in the form of a life annuity.

The plans permit participants with 25 or more years of benefit service to retire as early as age 55 with only a limited reduction in the amount of their monthly benefits. Each of the Named Executive Officers would be eligible to retire at age 60 and receive unreduced benefits from the plans. In addition, the plans allow participants with ten years or more of service to retire at age 55 with a larger reduction in the amount of their benefit. As of December 31, 2018, Richard Peretz and James Barber were eligible for early retirement with reduced benefits. If they had retired on December 31, 2018, their benefits would be reduced by 9% (Peretz) and 4.5% (Barber). David Abney is currently eligible for early retirement with unreduced benefits.

Non-Qualified Deferred Compensation

The following table shows the executive contributions, earnings and account balances for the Named Executive Officers in the UPS Deferred Compensation Plan for 2018.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
David P. Abney	—	—	(475,426)	—	2,538,119
Richard N. Peretz	—	—	(166,126)	—	727,421
James J. Barber, Jr.	4,684	—	(101,000)	—	547,411
Scott A. Price	—	—	—	—	—
Kevin M. Warren	—	—	—	—	—

(1) Executive contributions represent deferral of base salary, which amounts are also disclosed in the salary column of the Summary Compensation Table.

(2) Certain amounts in this column represent salary, bonus or stock options contributed by the Named Executive Officer to the plan in prior years as follows: Abney — $1,122,199; Peretz — $339,973; Barber — $295,735; Price — $0; Warren — $0.

The deferred compensation vehicles in the UPS Deferred Compensation Plan are described below. Not all of the Named Executive Officers participate in each feature of the UPS Deferred Compensation Plan.

Salary Deferral Feature

- Prior to December 31, 2004, contributions could be deferred from executive officers' monthly salary and from their half-month bonus.

- Prior to December 31, 2004, non-employee directors could defer retainer and meeting fees quarterly. Assets from the discontinued UPS Retirement Plan for Outside Directors were transferred to the 2004 and Before Salary Deferral Feature in 2003.

- No contributions were permitted after December 31, 2004, except as described below.

- After December 31, 2004, executive officers may defer 1% to 35% of their monthly salary and 1% to 100% of the cash portion of the MIP award. They may also defer excess pre-tax contributions if the UPS 401(k) Savings Plan fails the annual average deferral percentage test.

- Non-employee directors may defer retainer fees quarterly.

- Elections are made annually for the following calendar year.

Stock Option Deferral Feature

- Assets are invested solely in shares of UPS stock.

- Non-qualified or Incentive Stock Options which vested prior to December 31, 2004 were deferrable during the annual enrollment period for the following calendar year. Participants deferred receipt of UPS stock that would otherwise be taxable upon the exercise of the stock option.

- The shares received upon exercise of these options are deferred into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet.

- No deferrals of stock options were permitted after December 31, 2004.

- As a result of the requirements applicable to non-qualified deferred compensation arrangements under Section 409A of the Internal Revenue Code and related guidance, deferral of stock options is no longer offered under the UPS Deferred Compensation Plan for options that vested after December 31, 2004.

Withdrawals and Distributions under the UPS Deferred Compensation Plan

- For the 2004 and Before Salary Deferral Feature, participants may elect to receive the funds in a lump sum or up to a 10 year installment (of 120 monthly payments), subject to restrictions if the balance is less than $20,000.

- For the 2005 and Beyond Salary Deferral Feature, participants may elect to receive funds in a lump sum or up to a 10 year installment (120 monthly payments), subject to restrictions if the balance, plus the total balance in any other account which must be aggregated with the 2005 and Beyond Salary Deferral Account under Section 409A of the Internal Revenue Code, is less than the Internal Revenue Code Section 402(g) annual limit in effect for qualified 401(k) plans on the date the participant becomes eligible for a distribution.

- For the Stock Option Deferral Feature, participants may elect to receive shares in a lump sum or up to 10 annual installments, subject to restrictions if the balance is less than $20,000. The distribution of shares will occur pro-rata based on the type of stock options (non-qualified or Incentive) that were originally deferred.

- The distribution election under the 2005 and Beyond Salary Deferral Feature may be changed one time only, but may be changed more frequently under the 2004 and Before Salary Deferral Feature and the Stock Option Deferral Feature.

- Hardship distributions are permitted under all three features of the UPS Deferred Compensation Plan.

- Withdrawals are not permitted under the 2005 and Beyond Salary Deferral Feature, but withdrawals are permitted for 100% of the account under the 2004 and Before Salary Deferral Feature and Stock Option Deferral Feature. However, withdrawals will result in a forfeiture of 10% of the participant's total account balances.

No Company contributions are made to any of the three features of the UPS Deferred Compensation Plan. The aggregate balances shown in the table above represent amounts that the Named Executive Officers have earned but elected to defer, plus earnings (or less losses). There are no above-market or preferential earnings in the UPS Deferred Compensation Plan. The investment options mirror those in the UPS 401(k) Savings Plan. Dividends earned on shares of UPS stock in the UPS Deferred Compensation Plan are earned at the same rate as all other class A and class B shares of common stock. Dividends are added to the participant's deferred compensation balance. Deferral elections made under the UPS Deferred Compensation Plan are irrevocable once made.

UPS Restoration Savings Plan

Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan, which is a non-qualified restoration plan designed to replace the amount of benefits limited under the tax-qualified plan. Without the UPS Restoration Savings Plan, executive officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the UPS Savings Plan. No NEOs have received any UPS Restoration Savings Plan payments as of December 31, 2018.

Potential Payments on Termination or Change in Control

We have not entered into any employment agreements with our executive officers that provide continuation of employment of an executive. Our Compensation Committee believes that UPS has created a culture where long tenure for executives is the norm. As a result, executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees.

In connection with the hiring of each of Scott Price and Kevin Warren, we entered into protective covenant agreements with each of them which, in the event they are terminated without cause during the first two years of employment, provide for (i) separation pay equal to two years' salary, (ii) continued vesting of their one-time RSU grants, and (iii) with respect to Kevin Warren, the payment of any unpaid transition payments (see "2018 Employment Transition Payments" described above). In the event either of them are terminated without cause after the first two years of employment, the Company is obligated to make such payments and continue vesting such grants if it elects to enforce post-termination non-compete covenants connected to those agreements. Furthermore, under the terms of their offer letters, each is entitled to continue to vest in the one-time RSU awards granted to them in 2018 in the event either of them are terminated without cause. Termination for cause will result in the loss of these payments.

The equity awards granted between May 7, 2009 and May 2, 2012 were made pursuant to the 2009 Plan; equity awards granted on or after May 3, 2012 were made pursuant to the 2012 Plan; equity awards granted on or after May 7, 2015 were made pursuant to the 2015 Plan; and equity awards granted on or after January 1, 2018 were made pursuant to the 2018 Plan. The plans and the related award certificates contain provisions that affect outstanding awards to all plan participants, including the NEOs, in the event of a change in control (as defined below) of the Company and a participant's retirement, death or disability. Upon a participant's retirement, death or disability:

- Options will become immediately exercisable;

- Restrictions imposed on shares of restricted stock, RSUs or RPUs that are not performance-based lapse; and

- Target payout opportunities attainable under all outstanding awards of performance-based restricted stock, RSUs and RPUs are deemed to have been fully earned for the applicable performance periods. Payment of an award (in cash or stock, as applicable) is made to the participant based upon an assumed achievement of all relevant targeted performance goals and the length of time within the applicable performance period which has elapsed.

In the event of a change in control, if the successor company continues, assumes or substitutes other grants for outstanding awards, and within two years following the change in control the participant is terminated by the successor without cause or the participant resigns for good reason, then:

- Options will become immediately exercisable as of the termination or resignation;

- Restrictions imposed on restricted stock or RSUs that are not performance-based will lapse; and

- Performance-based awards will vest with respect to each performance measurement tranche completed during the performance period prior to the termination or resignation (or, if the performance period is not divided into separate performance measurement tranches, proportionately based on the portion of the performance period completed prior to such resignation or termination).

In the event of a change in control, if the successor company does not continue, assume or substitute other grants for outstanding awards, or in the case of a dissolution or liquidation of UPS, then options will be fully vested and exercisable and the Compensation Committee will either give a participant a reasonable opportunity to exercise the option before the transaction resulting in the change in control, or pay the participant the difference between the exercise price for the option and the consideration provided to other similarly situated shareowners.

Other Outstanding Awards

Other outstanding awards will vest and be paid generally as described in the bullet points above (except, where applicable, timing of payment generally will be tied to such change in control, rather than termination or resignation). Our 1999 Incentive Compensation plan provided for tax gross-ups upon a change in control in certain situations. However, all awards made under the 1999 Plan have already vested and are not subject to the change in control provisions. The 2018 Plan, 2015 Plan, 2012 Plan and 2009 Plan do not provide for the payment of tax gross-ups.

The following table shows the potential payments to the NEOs upon a termination of employment under various circumstances. In preparing the table, we assumed the event occurred on December 31, 2018. The closing price per share of our common stock on December 31, 2018 was $97.53. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company.

Name	Separation Pay[1] ($)	Accelerated Vesting of Equity Awards[2] ($)	Benefits[3] ($)	Total ($)
David P. Abney				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	—	—	—	—
Change in Control (with termination)	—	18,778,760	—	18,778,760
Retirement	—	18,778,760	—	18,778,760
Death	—	18,778,760	—	18,778,760
Disability	—	18,778,760	—	18,778,760
Richard N. Peretz				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	—	—	—	—
Change in Control (with termination)	—	5,484,329	—	5,484,329
Retirement	—	5,484,329	280,068	5,764,397
Death	—	5,484,329	—	5,484,329
Disability	—	5,484,329	—	5,484,329
James J. Barber, Jr.				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	—	—	—	—
Change in Control (with termination)	—	7,360,835	—	7,360,835
Retirement	—	7,360,835	224,445	7,585,280
Death	—	7,360,835	—	7,360,835
Disability	—	7,360,835	—	7,360,835
Scott A. Price				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,236,000	2,524,565	—	3,760,565
Change in Control (with termination)	—	4,944,802	—	4,944,802
Retirement	—	4,944,802	—	4,944,802
Death	—	4,944,802	—	4,944,802
Disability	—	4,944,802	—	4,944,802
Kevin M. Warren				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	2,700,000	2,465,138	—	5,165,138
Change in Control (with termination)	—	2,465,138	—	2,465,138
Retirement	—	2,465,138	—	2,465,138
Death	—	2,465,138	—	2,465,138
Disability	—	2,465,138	—	2,465,138

(1) Represents the value of separation pay, and with respect to Kevin Warren, the payment of any unpaid transition payments (see 2018 "Employment Transition Payments" described above).

(2) Represents the value of accelerated vesting of stock options and RPUs in accordance with the terms of the 2009 Plan, the 2012 Plan, the 2015 Plan, the 2018 Plan and the applicable award certificates. Also includes the 2017 and 2018 LTIP awards calculated at target. The performance measurement period for the 2017 LTIP award ends December 31, 2019, and performance measurement period for the 2018 LTIP award ends December 31, 2020. With respect to Kevin Warren and Scott Price, includes the continued vesting of the one-time grant of RSUs awarded to each as described in the "2018 Employment Transition Payments" section above.

(3) Represents the actuarial present value of the incremental non-qualified amounts payable upon change in control, early retirement, death and disability from the UPS Excess Coordinating Benefit Plan. For information about the UPS Excess Coordinating Benefit Plan, see the Pension Benefits table and related narrative. The same assumptions were used to calculate the present value of the amounts in this table that were used for the Pension Benefits table except that benefits are assumed to be payable immediately as of December 31, 2018 (or age 55 if later) instead of as of age 60. Only individuals eligible for early retirement (55 with 10 years of service) who are not yet age 60 will have an early retirement value in the table.

Other Amounts

The previous table does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees not subject to a collective bargaining agreement upon termination of employment. These include:

- Life insurance upon death in the amount of 12 times the employee's monthly base salary, with a December 31, 2018 maximum benefit payable of $1 million;

- A death benefit in the amount of three times the employee's monthly salary;

- Disability benefits; and

- Accrued vacation amounts.

The tables also do not include amounts to which the executives would be entitled to receive that are already described in the compensation tables that appear earlier in this proxy statement, including:

- The value of equity awards that are already vested;

- Amounts payable under defined benefit pension plans; and

- Amounts previously deferred into the deferred compensation plan.

Definition of a Change in Control

A change in control of the Company as defined in the 2018 Plan is deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board") and who, as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall be considered as though such person were a member of the Incumbent Board.

Equity Compensation Plans

The following table sets forth information as of December 31, 2018 concerning shares of our common stock authorized for issuance under all of our equity compensation plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	16,234,319	8.13	33,277,669[2]
Equity compensation plans not approved by security holders	—	N/A	—
Total	16,234,319	8.13	33,277,669

(1) Includes the 1999 Plan, the 2009 Plan, the 2012 Plan, the 2015 Plan, the 2018 Plan and the Discounted Employee Stock Purchase Plan, each of which has been approved by our shareowners. Effective with the authorization of the 2018 Plan that was approved by our shareowners in May 2018, no additional securities may be issued under the 1999 Plan, the 2009 Plan, the 2012 Plan or the 2015 Plan. Awards that do not entitle the holder to receive or purchase shares and awards that are settled in cash are not counted against the aggregate number of shares available for awards under the 2018 Plan.

(2) In addition to grants of options, warrants or rights, this number includes up to 19,592,704 shares of common stock or other stock-based awards that may be issued under the 2018 Plan, and up to 13,684,965 shares of common stock that may be issued under the Discounted Employee Stock Purchase Plan. This number does not include shares under the 1999 Plan, the 2009 Plan, the 2012 Plan or the 2015 Plan because no new awards may be made under those plans.

Median Employee to CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee.

The annual total compensation of the median compensated employee, was $55,417; our CEO's annual total compensation was $15,072,127, and the ratio of these amounts was 272-to-1.

Items related to healthcare benefits, which are available generally to all salaried employees of the company, are included in the annual total compensation numbers above. The CEO's and median employee's company-paid healthcare benefit amounts were $11,251 and $5,452 respectively. For the CEO, this amount is not included in the Summary Compensation Table as permitted by SEC regulations.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. As permitted by SEC rules, for our 2018 pay ratio reported above, we used the same median employee that we used for our 2017 pay ratio, as we believe there has been no change in our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure, including as a result of the acquisitions described below. For these purposes, we identified the median compensated employee from our employee population as of October 1, 2017, using total taxable wages (Form W-2 Box 1 or equivalent) paid to our employees in fiscal year 2017. We determined our total workforce as of October 1, 2017 to consist of 466,707 employees. During the fiscal year 2017, UPS purchased Zone Solutions, LLC and Freightex Ltd. These companies employed 14 and 133 employees respectively. Also, as permitted by SEC rules, under the 5% "De Minimis Exemption", we excluded 22,909 non-U.S. employees, or 4.9% of our total workforce. As a result of these exclusions, our median employee was identified from an employee population of 443,651 employees.

The excluded countries and their employee populations are as follows: Albania (1 employee), Argentina (243 employees), Australia (430 employees), Austria (190 employees), Bahrain (23 employees), Barbados (12 employees), Belarus (30 employees), Belgium (1,208 employees), Bolivia (4 employees), Brazil (772 employees), Chile (184 employees), Colombia (478 employees), Costa Rica (272 employees), Czech Republic (457 employees), Denmark (590 employees), Dominican Republic (135 employees), Ecuador (85 employees), Egypt (36 employees), El Salvador (34 employees), Finland (205 employees), Greece (138 employees), Guam (1 employee), Guatemala (82 employees), Honduras (48 employees), Hong Kong (1,117 employees), Hungary (377 employees), India (1,924 employees), Indonesia (182 employees), Ireland (857 employees), Italy (1,258 employees), Jamaica (8 employees), Japan (660 employees), Kazakhstan (39 employees), Kenya (1 employee), Kuwait (47 employees), Luxembourg (6 employees), Macau (24 employees), Malaysia (512 employees), Morocco (61 employees), Nepal (2 employees), New Zealand (32 employees), Nicaragua (43 employees), Nigeria (352 employees), Norway (107 employees), Pakistan (68 employees), Panama (39 employees), Peru (93 employees), Philippines (1,236 employees), Portugal (182 employees), Puerto Rico (475 employees), Romania (158 employees), Russia (553 employees), Singapore (1,108 employees), Slovakia (29 employees), Slovenia (48 employees), South Africa (326 employees), South Korea (510 employees), Spain (1,242 employees), Sri Lanka (8 employees), Sweden (991 employees), Switzerland (478 employees), Taiwan (873 employees), Thailand (465 employees), Uganda (1 employee), Ukraine (90 employees), United Arab Emirates (379 employees), Uruguay (13 employees), Venezuela (6 employees), Vietnam (259 employees), Virgin Islands (12 employees).

Ownership of Our Securities

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2018 as to each person known to us to be the beneficial owner of more than five percent of either our class A or class B common stock, based on SEC filings by such persons. Class A shares have ten votes per share and class B have one vote per share. Class A shares are held by employees and retirees and are not publicly traded. As of February 25, 2019 there were 163,879,494 outstanding shares of class A common stock and 696,320,362 outstanding shares of class B common stock.

Name and address	Number of Shares of Class B Stock Beneficially Owned	Percent of Class B Stock
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	43,989,061	6.3%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	53,522,313	7.7%

(1) According to a Schedule 13G/A filed with the SEC on February 8, 2019, BlackRock Inc. has sole voting power with respect to 37,963,917 shares of our class B common stock and sole dispositive power with respect to 43,989,061 shares of our class B common stock.

(2) According to a Schedule 13G/A filed with the SEC on February 11, 2019, The Vanguard Group has sole voting power with respect to 856,485 shares of our class B common stock, shared voting power with respect to 166,629 shares of our class B common stock, sole dispositive power with respect to 52,518,017 shares of our class B common stock and shared dispositive power with respect to 1,004,296 shares of our class B common stock.

The following table sets forth the beneficial ownership of our class A and class B common stock as of February 25, 2019 by each of our Named Executive Officers, each of our directors, and all of our directors and executive officers as a group. Ownership is calculated in accordance with SEC rules and regulations.

	Number of Shares Beneficially Owned[1][2]		Additional Shares in Which the Beneficial Owner Has or Participates in the Voting or Investment Power[5]	Total Shares Beneficially Owned[6]
	Class A Shares[3][4]	Class B Shares		
Named Executive Officers				
David P. Abney	602,825	1,452	3,460,520[7]	4,064,797
Richard N. Peretz	100,587	0	0	100,587
James J. Barber, Jr.	150,446	75	0	150,521
Scott A. Price	52,944	0	0	52,944
Kevin M. Warren	20,523	0	0	20,523
Non-Employee Directors				
Rodney C. Adkins	10,833	0	0	10,833
Michael J. Burns	26,213	0	0	26,213
William R. Johnson	22,386	160	0	22,546
Candace Kendle	15,381	0	0	15,381
Ann M. Livermore	48,969	0	0	48,969
Rudy H.P. Markham	22,882	0	0	22,882
Franck J. Moison	3,628	0	0	3,628
Clark T. Randt, Jr.	17,613	0	0	17,613
Christiana Smith Shi	1,927	0	0	1,927
John T. Stankey	8,248	0	0	8,248
Carol B. Tomé	26,912	2,936	0	29,848
Kevin M. Warsh	12,692	0	0	12,692
All executive officers and directors as a group (24)	1,489,481	4,624	3,460,520[7]	4,954,625[8]

(1) Includes shares for which the named person has sole voting or investment power or has shared voting or investment power with his or her spouse. Includes shares held by immediate family members as follows: Abney — 26,500; Peretz — 220; Barber— 0; Price — 0; Warren — 0; and all executive officers and directors as a group — 26,720. Each named individual disclaims all beneficial ownership of the shares held by immediate family members.

(2) Includes shares pledged prior to the 2014 adoption of a policy prohibiting our executive officers and directors from entering into pledges of their UPS stock. The aggregate number of shares pledged by executive officers and directors as a group represents significantly less than 1% of our issued and outstanding shares of common stock. Pledged shares are as follows: Barber — 14,490; and all directors and executive officers as a group — 15,171. Shares pledged are not counted for purposes of compliance with our stock ownership guidelines. All of the executive officers that had existing pledges comply with our stock ownership guidelines after excluding the shares subject to pledge. None of our directors have pledged any shares of UPS stock.

(3) Includes class A shares that may be acquired by directors upon the conversion of RSUs following separation from the UPS Board of Directors. These RSUs are also reported in the additional ownership table below.

(4) Includes class A shares that may be acquired through stock options exercisable through April 25, 2019 as follows: Abney — 346,145; Peretz — 71,752; Barber — 100,599; Price — 38,539; Warren — 10,983; and all directors and executive officers as a group — 719,875.

(5) None of the individuals listed, nor members of their immediate families, has any direct ownership rights in the shares in this column. See footnotes 7 and 8.

(6) All directors and executive officers individually and as a group held less than one percent of outstanding shares of each of class A and class B common stock outstanding as of February 25, 2019. Assumes that all options exercisable and RSUs through April 25, 2019 owned by the named individual are exercised. The total number of shares outstanding used in calculating this percentage also assumes that none of the options owned by other named individuals are exercised.

(7) Includes 3,444,484 class A shares and 16,036 class B shares owned by the Annie E. Casey Foundation, Inc., which are considered under SEC rules to be beneficially owned by David Abney because he serves on the Board of Trustees.

(8) Includes shares owned by the Annie E. Casey Foundation, Inc.

Additional Ownership

Our directors and executive officers hold equity instruments that, in accordance with SEC reporting rules, are not reported in the beneficial ownership table above (with the exception of RSUs for directors) because the named persons do not have the right to acquire beneficial ownership of the underlying shares of common stock within 60 days of February 25, 2019. These equity interests represent additional financial interests in UPS that are subject to the same market risk as ownership of our common stock. The number of shares of class A common stock to which these equity instruments are equivalent as of February 25, 2019 is as follows.

	Restricted Stock Units[1]	Phantom Stock Units[2]	Restricted Performance Units[3]	Stock Option Deferral Shares[4]	Other Deferred Compensation Plan Shares[5]	Total
Named Executive Officers						
David P. Abney	—	—	39,346	19,571	—	58,917
Richard N. Peretz	—	—	12,052	7,742	—	19,794
James J. Barber, Jr.	—	—	16,798	4,466	—	21,264
Scott A. Price	19,414	—	—	—	—	19,414
Kevin M. Warren	16,851	—	—	—	—	16,851
Non-Employee Directors						
Rodney C. Adkins	10,833	—	—	—	—	10,833
Michael J. Burns	21,365	—	—	—	4,851	26,216
William R. Johnson	22,386	—	—	—	—	22,386
Candace Kendle	15,381	—	—	—	—	15,381
Ann M. Livermore	21,365	2,506	—	—	—	23,871
Rudy H.P. Markham	21,365	—	—	—	—	21,365
Franck J. Moison	3,628	—	—	—	—	3,628
Clark T. Randt, Jr.	17,613	—	—	—	—	17,613
Christiana Smith Shi	1,927	—	—	—	—	1,927
John T. Stankey	8,248	—	—	—	—	8,248
Carol B. Tomé	21,365	1,185	—	—	—	22,550
Kevin M. Warsh	12,692	—	—	—	5,503	18,195

(1) RSUs for directors are also reported in the previous table and are counted toward the total shares beneficially owned. RSUs are bookkeeping units, the value of each of which corresponds to one share of UPS class A common stock. RSUs are granted to non-employee directors on an annual basis. Dividends paid on UPS common stock are added to the director's RSU balance. Upon termination of the individual's service as a director, the RSUs convert to class A shares.

(2) Phantom stock units are bookkeeping units, the value of each of which corresponds to one share of UPS class B common stock. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Dividends paid on UPS common stock are added to the director's phantom stock unit balance. Upon termination of the individual's service as a director, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

(3) RPUs are bookkeeping units, the value of each of which corresponds to one share of UPS class B common stock. We grant RPUs under two programs, the Management Incentive Program and the Long-Term Incentive Performance award program.

(4) Stock option deferral shares are shares held for the individual in a rabbi trust within the UPS Deferred Compensation Plan. Each individual elected to defer the receipt of these shares rather than acquiring them directly upon the exercise of a stock option.

(5) Other deferred compensation plan shares are amounts within the UPS Deferred Compensation Plan allocated to UPS common stock. These represent the non-employee directors' retainer fees that have been deferred and invested in UPS stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own beneficially more than 10% of either our class A or class B common stock to file reports of ownership and changes in ownership of such stock with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file with the SEC. To our knowledge, based solely on a review of those forms provided to us and any written representations that no other reports were required, for 2018 each of our directors and executive officers complied with all applicable Section 16(a) filing requirements.

Audit Committee Matters

Proposal 2 — Ratification of Auditors

What am I voting on? Shareowners are being asked to ratify the Audit Committee's appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for 2019.

Voting Recommendation: The Board of Directors recommends that shareowners vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2019.

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Deloitte & Touche LLP ("Deloitte") has been our independent auditor since we became a publicly-traded entity in 1999. Prior to becoming a publicly-traded entity, Deloitte also served as the independent auditor of our privately held parent company since 1969. Deloitte audited our 2018 consolidated financial statements and our internal control over financial reporting. As discussed below, our Audit Committee considers Deloitte to be well qualified and has appointed Deloitte as our independent registered public accounting firm for the year ending December 31, 2019.

This proposal asks you to ratify the appointment of Deloitte as our independent registered public accounting firm for 2019. Although we are not required to obtain such ratification from our shareowners, the Board of Directors believes it is sound corporate governance practice to do so. If the appointment of Deloitte is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment of Deloitte is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such a change would be in the best interests of UPS and its shareowners.

A representative of Deloitte is expected to be present at the Annual Meeting, will have the opportunity to make a statement and is expected to be available to respond to appropriate questions by shareowners. The following sections provide additional information about our Audit Committee, its selection of Deloitte, Deloitte's fees and related matters.

Report of the Audit Committee

The Audit Committee of the Board of Directors is composed solely of independent directors meeting the requirements of applicable SEC and NYSE rules. Each member is financially literate for audit committee purposes under NYSE rules, and the board has concluded that each member qualifies as an audit committee financial expert.

The key responsibilities of the Audit Committee are set forth in its charter, which was approved by the board and is available on the governance section of the UPS Investor Relations website at www.investors.ups.com. Pursuant to its charter, the Audit Committee's purposes, duties and responsibilities include:

- Assisting the board in discharging its responsibilities relating to the accounting, reporting and financial practices of UPS;

- Overseeing the accounting and financial reporting processes, including reviewing earnings or annual report press releases, overseeing the integrity of UPS's financial statements and evaluating major financial risks;

- Having sole authority to appoint, oversee, determine the compensation of and terminate the Company's independent registered public accounting firm; and

- Overseeing the Company's systems of disclosure controls and internal controls, the Company's compliance with legal and regulatory requirements as well as the Company's Code of Business Conduct.

Management has primary responsibility for preparing UPS's financial statements and establishing effective internal control over financial reporting. Deloitte is responsible for auditing those financial statements and UPS's internal control over financial reporting and expressing an opinion on the conformity of UPS's audited financial statements with generally accepted accounting principles and on the effectiveness of UPS's internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee is responsible for appointing the independent registered public accounting firm, understanding the terms of the audit engagement, negotiating the fees for the audit engagement and approving the terms of the audit engagement. In this context, the Audit Committee discussed with Deloitte the terms of the audit engagement, the overall scope and plan for the audit, and the other matters required to be discussed by the Public Company Accounting Oversight Board's ("PCAOB") auditing standards. The Audit Committee had the opportunity to ask Deloitte questions relating to such matters.

The Audit Committee met with management and Deloitte to review and discuss the Company's audited financial statements and the Company's internal control over financial reporting. The Audit Committee discussed with management and Deloitte the critical accounting policies applied by UPS in the preparation of its financial statements, the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements.

The Audit Committee met with Deloitte and UPS's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of the Company's internal control and the overall quality and integrity of the Company's financial reporting. Additionally, the Audit Committee reviewed UPS's internal audit plan and the performance, responsibilities, budget and staffing of UPS's internal auditors.

The Audit Committee met with members of management to discuss the Company's legal and ethical compliance programs. The Audit Committee also oversaw compliance with and procedures for UPS's receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and other federal securities law matters, including confidential and anonymous submissions of these complaints.

Deloitte has provided the Audit Committee with the written disclosures and the letter required by the PCAOB regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte that firm's independence. The Audit Committee also considered whether Deloitte's provision of non-audit services to UPS was compatible with the independence of the independent registered public accountants. The Audit Committee has established a policy, discussed below, requiring the pre-approval of all audit and non-audit services provided to UPS by Deloitte. The Audit Committee reviewed and pre-approved all fees paid to Deloitte. These fees are described in the next section of this proxy statement.

Based on the review and the discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in UPS's Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the SEC.

In addition, as in prior years, the Audit Committee, along with management and UPS's internal auditors, reviewed Deloitte's 2018 performance as part of its consideration of whether to appoint Deloitte as UPS's independent registered public accounting firm for 2019 and to recommend to the board that shareowners ratify this appointment. As part of this review, the Audit Committee considered the continued independence, objectivity and professional skepticism of Deloitte. The Audit Committee also considered, among other things, the length of time that Deloitte has served as UPS's independent auditors, the breadth and complexity of UPS's business and its global footprint and the resulting demands placed on its auditing firm in terms of expertise in UPS's business, external data and management's perception relating to the depth and breadth of Deloitte's auditing qualification and experience, the quantity and quality of Deloitte's staff and global reach, the appropriateness of Deloitte's fees, the communication and interaction with the Deloitte team over the course of the prior year, PCAOB reports on Deloitte, and the potential impact of changing our independent registered public accounting firm.

The Audit Committee recognized the ability of Deloitte to provide both the necessary expertise to audit UPS's business and the matching global footprint to audit UPS worldwide, as well as the efficiencies to UPS resulting from Deloitte's long-standing and deep understanding of our business. The Audit Committee also considered the policies that Deloitte follows with respect to rotation of its key audit personnel, so that there is a new partner-in-charge at least every five years. The Audit Committee is involved in the selection of the new partner-in-charge of the audit engagement when there is a rotation required under applicable rules. Additionally, the Audit Committee considered Deloitte's focus on independence, their quality control policies, the quality and efficiency of the work performed, and the quality of discussions and feedback sessions. Based on the results of its review, the Audit Committee concluded that Deloitte is independent and that it is in the best interests of UPS and its shareowners to appoint Deloitte to serve as UPS's independent registered accounting firm for 2019. Consequently, the Audit Committee has appointed Deloitte as UPS's independent auditors for 2019 and the board is recommending that UPS's shareowners ratify this appointment.

The Audit Committee
Carol B. Tomé, Chair
Michael J. Burns
Candace Kendle
John T. Stankey

Principal Accounting Firm Fees

Aggregate fees billed to us for the fiscal years ended December 31, 2018 and 2017 by Deloitte, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates were:

	2018	2017
Audit Fees[1]	$14,558,000	$14,608,000
Audit-Related Fees[2]	$ 968,000	$ 1,234,000
Total Audit and Audit-Related Fees	$15,526,000	$15,842,000
Tax Fees[3]	$ 825,000	$ 720,000
All Other Fees	$ —	$ —
Total Fees	$16,351,000	$16,562,000

(1) Consists of fees for the audit of our annual financial statements, internal control attestation procedures, statutory audits of foreign subsidiary financial statements and services associated with securities filings such as comfort letters and consents.

(2) Consists of fees for employee benefit plan audits, independent service auditors' reports and accounting consultations.

(3) Consists of fees for tax compliance work and tax planning and advice services.

Our Audit Committee has established a policy requiring the pre-approval of all audit and non-audit services provided to us by Deloitte. The policy provides for pre-approval of audit, audit-related and tax services specifically described by the Audit Committee. The Audit Committee has delegated to its chair the authority to pre-approve permitted services between the Audit Committee's regularly scheduled meetings, and the chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting for review by the Audit Committee. The policy prohibits the Audit Committee from delegating to management the Audit Committee's responsibility to pre-approve permitted services of our independent registered public accounting firm.

Shareowner Proposals

Proposal 3 — Shareowner Proposal Requesting the Board Prepare an Annual Report on Lobbying Activities

> **What am I voting on?** Whether you want to require the board to prepare an annual report on UPS lobbying activities.
>
> **Voting Recommendation:** The Board of Directors recommends that shareowners vote **AGAINST** this proposal because:
>
> - UPS has been named a top company for political transparency and accountability for eight years in a row
> - UPS protects and promotes shareowner value by participating in the political process
> - UPS is transparent and accountable with respect to lobbying and political activities
> - The board provides independent oversight of UPS's lobbying and political activities
> - Additional lobbying disclosure is unnecessary
>
> **Vote Required:** The proposal must be approved by a majority of the voting power of the shares present in person or by proxy and entitled to vote.

Shareowner Proposal

Walden Asset Management, One Beacon Street, Boston, MA 02108, has advised us that it is the holder of at least 272,000 shares of our class B common stock and that it, along with co-proponents whose names, addresses and share ownership will be promptly provided upon oral or written request to the UPS Corporate Secretary, intends to submit the proposal set forth below for consideration at the Annual Meeting.

Whereas, we believe in full disclosure of UPS's lobbying activities and expenditures to assess whether its lobbying is consistent with UPS's expressed goals and in the best interests of shareowners.

Resolved: the shareholders of UPS request the Board prepare a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating and Corporate Governance Committee and posted on UPS's website.

Shareowner's Supporting Statement

We encourage transparency and accountability regarding staff time and corporate funds to influence legislation and regulation. We appreciate UPS' website disclosure on political contributions, but UPS's lobbying payments through trade associations remains secret.

UPS spent $51.3 million from 2010 to 2017 on federal lobbying. This total does not include state lobbying expenditures, where UPS also lobbies but disclosure is uneven or absent. A study found

UPS spent $1,587,609 lobbying in six states from 2012 – 2015 ("How Leading U.S. Corporations Govern and Spend on State Lobbying," *Sustainable Investments Institute*, February 2017).

UPS sits on the board of the Chamber of Commerce, which has spent over $1.4 billion lobbying since 1998, and belongs to the Business Roundtable, which is lobbying against the right of shareholders to file resolutions. UPS does not disclose its memberships in, or payments to trade associations, or the amounts for lobbying. And UPS does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as sitting on the Private Enterprise Advisory Council of the American Legislative Exchange Council (ALEC).

We are concerned that UPS's lack of trade association and ALEC disclosure presents reputational risks. For example, UPS strongly supports efforts to mitigate the impact of climate change, yet the Chamber opposed the Paris climate accord. We urge UPS as a Board member to challenge the Chamber's negative climate policy. And UPS's ALEC membership has drawn press scrutiny ("UPS and Pfizer's Dirty Little Secret," *Washington Post*, December 5, 2017), while over 100 companies have publicly left ALEC, including 3M, AstraZeneca, McDonalds and Pepsi.

Response of UPS's Board

This proposal is unnecessary because of UPS's already extensive disclosures regarding lobbying and political activities, the oversight provided by the Board of Directors, and the Company's existing policies. Preparing a special report beyond UPS's current voluntary and mandatory disclosures is not an efficient use of resources. Additionally, UPS's shareowners previously rejected this proposal in 2012, 2013, 2014, 2015, 2016, 2017 and 2018.

UPS has been named a top company for political transparency and accountability eight years in a row.
The Center for Political Accountability Zicklin Index of Corporate Political Accountability and Disclosure ranked UPS among the top of S&P 500 companies for political transparency and accountability in 2018. This is the eighth year in a row that UPS was named as one of the top companies. A copy of the 2018 ranking can be found at www.politicalaccountability.net.

UPS protects and promotes shareowner value by participating in the political process.
UPS's business is subject to extensive regulation at the federal, state and local levels. We believe that UPS has a responsibility to its shareowners and employees to be engaged in the political process, including lobbying activities. UPS understands that individual shareowners may disagree with one or more positions expressed by certain organizations. In fact, given the variety of business issues in which many trade associations and other groups are engaged, UPS does not necessarily agree with all positions taken by every organization where UPS is a member. In these circumstances, the Company weighs the utility of continued membership against the consequences of differing positions or opinions.

UPS is transparent and accountable.
UPS complies with all applicable law with respect to disclosing political and lobbying activities and, in some cases, goes beyond what is required. The following examples demonstrate UPS's commitment to political transparency and accountability:

- **UPS provides significant disclosures about political spending:** UPS publishes semi-annual reports disclosing the amounts and recipients of any federal and state political contributions and expenditures made with corporate funds in the United States. UPS also discloses any payments to trade associations that receive $50,000 or more from the Company and that use a portion of the payment for political expenditures pursuant to 26 U.S.C. § 162(e)(1) (B). These reports can be found at www.investors.ups.com. As disclosed in our most recent report, UPS did not make any federal or state contributions or non-deductible political payments to covered trade associations during the July 1 – December 31, 2018 time period.

- **UPS provides detailed information about lobbying activities:** UPS files publicly available federal Lobbying Disclosure Act Reports each quarter. Links to these reports can be found on UPS's web site at www.investors.ups.com. The reports provide information about expenditures for the quarter, describe the specific pieces of legislation that were the topic of communications, and identify the employees who lobbied on UPS's behalf. UPS files similar periodic reports with state agencies reflecting state lobbying activities.

The Board provides independent oversight of UPS's lobbying and political activities.
The President of UPS's Public Affairs department regularly reports to the Board of Directors and the Nominating and Corporate Governance Committee regarding UPS's lobbying and political activities. In addition, the Nominating and Corporate Governance Committee of the Board of Directors, which is composed entirely of independent directors, reviews and approves UPS's semi-annual political contribution report.

The Board of Directors also monitors UPS's memberships in trade associations and other tax exempt organizations that engage in lobbying. UPS must often decide whether to participate in a variety of trade associations and other tax exempt organizations. The Company may participate when involvement is consistent with specific UPS business objectives. These decisions are subject to board oversight and are regularly reviewed by the Nominating and Corporate Governance Committee.

Furthermore, UPS's decision-making process for lobbying activities is transparent. UPS's Public Affairs department works with senior management on furthering business objectives and on protecting and enhancing long-term shareowner value. This is accomplished by focused involvement at all levels of government. Moreover, the UPS Public Affairs department must approve all lobbying activities and any payments to trade associations or other tax-exempt organizations that engage in lobbying activities.

Additional lobbying disclosure is unnecessary.
UPS participates in the political process in accordance with good corporate governance practices. The board believes UPS's lobbying activities are transparent and the adoption of this proposal is unnecessary given the information that is already publicly available. In addition, adoption of this proposal is not an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners.

Proposal 4 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes Per Share to One Vote Per Share

What am I voting on? Whether you want the board to take steps to reduce the voting power of the Company's class A stock from 10 votes per share to one vote per share.

Voting Recommendation: The Board of Directors recommends that you vote **AGAINST** this proposal because:

- UPS's ownership structure has contributed to its long-term success
- UPS class A shares are widely held with over 154,000 class A shareowners as of February 25, 2019
- Elimination of this structure will not improve the corporate governance or the long-term financial performance of the Company

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy and entitled to vote.

Shareowner Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised us that he is the holder of not less than 50 shares of our class B common stock and that he intends to submit the proposal set forth below for consideration at the Annual Meeting.

Proposal 4 — Equal Voting Rights for Each Shareholder

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has an equal one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to the weakling one-vote per share for other shareholders.

With stock having 10-times more voting power our company takes our shareholder money but does not give us in return an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. Plus, with the UPS shareholder-unfriendly brand of corporate governance, we had no right to call a special meeting or act by written consent. And we were restricted by provisions mandating an 80%-vote in order to make a certain improvements to our corporate governance.

And to top bad things off our management recommended that they get a 3-year holiday on a shareholder vote on their executive pay. The vast majority of Fortune 500 companies recommended an annual vote on executive pay. Excellent corporate governance is a cost-effective way to improve company stock performance.

As an example for UPS, social and mobile-game maker Zynga announced moving to a single-class share structure in 2018. At Zynga, which made its public market debut in 2011, Class C shares had 70 votes a share and Class B shares had seven votes a share while Class A shares had one vote per share.

Corporate governance advocates as well as many investors and index managers have pushed back on the UPS-type dual-class structures. Last year, S&P Dow Jones Indices said that companies with multiple classes of shares would be barred from entering its flagship S&P 500 index.

Zynga executives said in a letter to its shareholders that a single-class share structure simplifies the company's stock structure and gives parity to shareholders. In its 2018 annual report, Zynga said its old multi-class share system could limit the ability of its other stockholders to influence the company and could negatively impact its share price.

Please vote yes: **Equal Voting Rights for Each Shareholder — Proposal 4**

Response of UPS's Board

UPS has a unique employee ownership culture that has helped it grow and thrive over the last 110 years. Current and former employees and their families have been the primary shareowners of the Company since its founding in 1907. This culture was instilled in the Company by UPS founder Jim Casey who always urged his partners to run their centers and departments like their own small business. Our employee ownership culture creates a significant incentive for our employees to help facilitate UPS's long-term success.

The Company's current ownership structure, which has been in place since UPS became a public company in 1999, includes class A and class B common stock. The class A shares are held by current and former UPS employees and their families, many of whom owned UPS shares before the Company's initial public offering. The Company's class B shares are publicly traded.

> **"**The basic principle which I believe has contributed more than any other to the building of our business as it exists today . . . is the ownership of our company by the people employed in it.**"**
>
> *Jim Casey, UPS Plant Managers Conference, 1955*

UPS's ownership structure has contributed to its long-term success. Our ownership structure allows the Company to pursue long-term growth strategies and avoid the drawbacks associated with excessive emphasis on short-term goals. In this regard, the interests of UPS employees and class B shareowners are aligned. Management is able to run the Company with a sense of purpose by focusing on sustainable value creation that benefits all of the Company's constituents. We believe that the benefits of our ownership structure are reflected in various financial metrics used to measure UPS, especially when compared with our competitors.

Our class A shareowners' interests go well beyond UPS's current stock price and focus on the long-term success of the Company. Since its humble beginnings in 1907, UPS has become the world's largest package delivery company, a leader in the U.S. less-than-truckload industry and the premier provider of global supply chain management solutions. We owe our success, to a significant degree, to the commitment our ownership structure inspires in our employee owners.

UPS Class A shares are widely held.
The board strongly disagrees with this proposal's characterization of UPS's ownership structure. Some companies maintain multiple classes of stock in order to concentrate voting power with a limited number of people (such as company founders) who have unique interests that may not necessarily align with those of other shareowners. In contrast, UPS's class A shares are widely held by current and former employees, from hourly employees to executive officers. In fact, there were over 154,000 holders of class A shares as of February 25, 2019.

Elimination of this structure will not improve the corporate governance or the long-term financial performance of the Company
UPS's ownership structure should be considered in light of our strong corporate governance practices, as discussed beginning on page 10 of this proxy statement. All but one UPS director nominee is independent, all UPS directors are elected annually by a majority of votes cast in uncontested director elections, only independent directors serve on the board's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee, and we have an independent lead director. In addition, as part of its ongoing commitment to strong corporate governance practices following thoughtful discussions with shareowners through the Company's long-standing outreach program, the board regularly reviews and updates the Company's governance policies and practices, including the proactive adoption a proxy access bylaw.

For the reasons discussed above, the board believes that UPS's ownership structure continues to be in the best interests of the Company and its shareowners. Elimination of this structure will not improve the corporate governance or the long-term financial performance of the Company. The board also believes that our shareowners agreed with this assessment when they rejected similar proposals at our Annual Meeting of Shareowners in 2013, 2014, 2015, 2016, 2017 and 2018.

Proposal 5 — Shareowner Proposal Requesting the Board Prepare a Report Assessing the Integration of Sustainability Metrics into Executive Compensation

What am I voting on? Whether you want to require the board to prepare a report assessing the feasibility of integrating sustainability metrics into executive compensation.

Voting Recommendation: The Board of Directors recommends that you vote **AGAINST** this proposal because:

- UPS is widely recognized for its sustainability practices.
- The Compensation Committee carefully considers the appropriate metrics for the company's incentive compensation programs.
- Sustainability performance already impacts executive compensation.

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy and entitled to vote.

Shareowner Proposal

Zevin Asset Management, LLC, 2 Oliver Street, Suite 806, Boston, MA 02109, has advised us that it intends to submit the proposal set forth below for consideration at the Annual Meeting on behalf of the Merrily Lovell 2007 Trust, holder of 400 shares of our class B common stock.

RESOLVED: Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company's compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

Shareowner's Supporting Statement

Effectively managing for sustainability offers positive opportunities for companies and should be a key metric by which executives are judged.

Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incent employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Examples of metrics relevant to our Company could include: energy/fuel efficiency, renewable energy goals, diversity goals, customer satisfaction scores, worker health and safety, and greenhouse gas emissions.

WHEREAS: Numerous studies suggest companies that integrate environmental, social and governance (ESG) factors into their business strategy reduce reputational, legal and regulatory risks and improve long-term performance.

UPS has taken steps to address ESG issues and has developed a set of corporate sustainability goals. However, our Company has not explicitly linked sustainability goals with senior executive incentives. Investors seek clarity on how UPS drives sustainability improvement and how that strategy is supported by executive accountability. Integrating sustainability into executive compensation assessments would enhance UPS's approach.

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, PepsiCo, Walmart, and Danone.

The 2016 Glass Lewis report *In-Depth: Linking Compensation to Sustainability* finds a "mounting body of research showing that firms that operate in a more responsible manner may perform better financially . . . Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics."

A 2015 Harvard Business School study of S&P 500 executives' pay packages found a positive relationship between the presence of explicit incentive compensation for corporate social responsibility (CSR) and firms' social performance (Hong, et al, 2015).

A 2012 guidance issued by the United Nations Principles for Responsible Investment and the UN Global Compact found "the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protections of long-term shareholder value."

A 2011 study of 490 global companies found that including sustainability targets in compensation packages was sufficient to encourage sustainable development.

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth, and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date ("CEO Study on Sustainability 2013," UN Global Compact and Accenture):

- 76 percent believe embedding sustainability into the core business will drive revenue growth and new opportunities.

- 86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

Response of UPS's Board

Producing another report assessing the feasibility of integrating sustainability metrics into our senior executives' compensation performance measures is unnecessary and not in the best interests of the Company or its shareowners. UPS's senior executives already effectively manage for sustainability and are highly motivated to meet the Company's sustainability goals. In fact, after we achieved many of our previous sustainability goals with a 2016 target date, we set more challenging goals around topics most important to the environment, our workforce, and communities around the world.

Achieving these new goals – including a goal to reduce our absolute greenhouse gas emissions by 12% across our global ground operations by 2025 – will not be easy. We are pushing ourselves with longer-term targets that support our sustainability vision and reinforce our commitment to create innovative solutions for global sustainability challenges. It is also important to note that these ambitious goals were set at a time when our carbon footprint would be expected to increase due to the rapid growth in e-commerce volume, which is requiring us to expand our physical network around the world. Integrating sustainability metrics into incentive compensation plans will not improve sustainability performance or improve long-term shareowner value at UPS.

UPS is widely recognized for its sustainability practices.
UPS is committed to sustainable business practices and transparent sustainability reporting. We published our first Corporate Sustainability Report in 2003, and we continue to lead the way with the adoption of new sustainability reporting standards. Our strategy for driving sustainability improvements is explained in great detail in our Corporate Sustainability Report (www.ups.com/sustainabilityreport). And we have been repeatedly recognized for our sustainability leadership, including the following:

- Listed on the Dow Jones Sustainability World Index for the sixth consecutive year and the Dow Jones Sustainability North America Index for the 14th straight year;

- Barron's annual list of the 100 most sustainable companies ranked UPS as No. 5 in the industrials segment and 18th overall;

- Highlighted as a global leader for corporate climate action efforts by the CDP (formerly known as the Carbon Disclosure Project) by being listed on the CDP Climate Change "A" List;

- Recognized by Forbes and JUST Capital's annual "JUST 100" list for social responsibility for the third consecutive year;

- Chosen by CR Magazine as one of "100 Best Corporate Citizens" for the ninth consecutive year; and

- Named to the "Civic 50" for the fifth time for being one of the most community-minded companies in the nation.

The Compensation Committee carefully considers the appropriate metrics for the Company's incentive compensation programs.
The Compensation Committee works carefully with their independent advisors to set appropriate metrics for the Company's incentive compensation programs. The Compensation Committee seeks to optimize the profitability and growth of our Company

through annual and long-term incentives which are consistent with our goals and which link the senior executive compensation to shareowner returns. This approach aligns the interests of senior executives more closely with those of our shareowners, promotes excellence in individual performance, and encourages teamwork among our employees. Integrating sustainability metrics into the process will not improve the already close alignment between senior executives and our shareowners' interests.



> As we build the smart logistics network of the future, we must stay disciplined to ensure these investments are made responsibly and sustainably, so our customers and our communities grow along with us.
>
> *David Abney UPS 2016 Corporate Sustainability Report*

Sustainability performance already impacts executive compensation.
Each year, the Chief Executive Officer assesses the performance of our other executive officers and provides feedback to the Compensation Committee. In addition, the Compensation Committee evaluates the Chief Executive Officer's performance on an annual basis and discusses the results of that assessment with the full Board of Directors. One area included in these evaluations is whether the Company and its operating regions contribute appropriately to the well-being of their communities.

The Compensation Committee considers the results of these assessments when approving annual incentive compensation for the executive officers, including the CEO. As a result, sustainability performance already impacts individual executive compensation in the annual incentive compensation process. The Compensation Committee does not believe that introducing additional sustainability metrics into the executive compensation evaluation is appropriate at this time.

Furthermore, the efficiency of our global logistics network drives both business success and environmental impact. Fuel costs represented a significant percentage of our total operating expense. Reducing the number of miles driven and time spent delivering a shipment can translate into energy savings and lower emissions. By improving the fuel and emissions efficiency of our business, we save costs and reduce environmental impact.

Even as business volume grows, we are seeking to slow the growth of fuel use and GHG emissions. This link between environmental impact and cost provides significant motivation to our senior executives to improve sustainability performance without the need to integrate additional sustainability metrics into our incentive compensation programs.

Important Information About Voting at the 2019 Annual Meeting

What is included in the proxy materials, and why am I receiving them?

The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2019 Annual Meeting, as well as our 2018 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card, or a Notice of Internet Availability of Proxy Materials (the "Notice"), on March 15, 2019.

When you vote, you appoint each of David P. Abney and Norman M. Brothers, Jr. to vote your shares at the Annual Meeting as you have instructed them. If a matter that is not on the form of proxy is voted on, then you appoint them to vote your shares in accordance with their best judgment. This allows your shares to be voted whether or not you attend the Annual Meeting.

Why did some shareowners receive a Notice of Internet Availability of Proxy Materials while others received a printed set of proxy materials?

We are allowed to furnish our proxy materials to requesting shareowners over the Internet, rather than by mailing printed copies, so long as we send them a Notice. The Notice tells how to access and review the Proxy Statement and Annual Report and vote over the Internet at www.proxyvote.com. If you received

the Notice and would like to receive printed proxy materials, follow the instructions in the Notice.

If you received printed proxy materials you will not receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

Can I receive future proxy materials and annual reports electronically?

Yes. This Proxy Statement and the 2018 Annual Report are available on our investor relations website at www.investors. ups.com. Instead of receiving a Notice or paper copies of the proxy materials in the mail, shareowners can elect to receive emails that provide links to our future annual reports and proxy materials on the Internet. Opting to receive your proxy materials electronically will reduce costs and the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

If you are a shareowner of record and wish to enroll in the electronic proxy delivery service for future meetings, you may do so by going to www.icsdelivery.com/ups and following the prompts. If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information provided by your bank or broker for instructions on how to elect this option.

Who is entitled to vote?

Holders of our class A common stock and our class B common stock at the close of business on March 11, 2019 are entitled to vote. This is referred to as the "Record Date".

A list of shareowners entitled to vote at the Annual Meeting will be available in electronic form at the Annual Meeting on May 9,

2019 and will be accessible in electronic form for ten days prior to the meeting at our principal place of business, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, and at the offices of Morris, Nichols, Arsht & Tunnell, 1201 North Market Street, Wilmington, Delaware 19899, between the hours of 9:00 a.m. and 5:00 p.m.

To how many votes is each share of common stock entitled?

Holders of class A common stock are entitled to 10 votes per share. Holders of class B common stock are entitled to one vote per share. On the Record Date, there were 163,551,033 shares of our class A common stock and 696,626,771 shares of our class B common stock outstanding and entitled to vote.

The voting rights of any shareowner or group of shareowners, other than any of our employee benefit plans, that beneficially owns shares representing more than 25% of our voting power are limited so that the shareowner or group may cast only one one-hundredth of a vote with respect to each vote in excess of 25% of the outstanding voting power.

How do I vote?

If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information forwarded by your bank or broker to see which voting options are available to you. Shareowners of record may vote as described below:

- *In Person.* You may vote in person if you attend the Annual Meeting.

- *By Internet.* You can vote in advance of the Annual Meeting via the Internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on May 8, 2019.

- *By Telephone.* If you received a proxy card by mail, the toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day at 1-800-690-6903 and will be accessible until 11:59 p.m. Eastern Time on May 8, 2019.

- *By Mail.* If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

If you hold class A shares in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares over the Internet, by telephone, by mail or in person at the Annual Meeting as if you were a registered shareowner. To allow sufficient time for voting by the Plan trustee, your voting instructions must be received by 11:59 Eastern Time on May 6, 2019.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. If you vote by Internet or by telephone, you do not need to return your proxy card.
The method you use to vote in advance will not limit your right to vote at the Annual Meeting if you decide to attend in person. Written ballots will be passed out to anyone who wants to vote at the Annual Meeting. If you hold your shares through a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the bank, broker or other holder of record to be able to vote at the Annual Meeting.

> **BENEFICIAL SHAREOWNERS VOTING OPTIONS**
> If you are a beneficial owner, you will receive instructions from your bank, broker or other nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting.

Can I revoke my proxy or change my vote?

Shareowners of record may revoke their proxy or change their vote at any time before the polls close at the Annual Meeting by:

- submitting a subsequent proxy by Internet, by telephone or by mail with a later date;

- sending a written notice to our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328; or

- voting in person at the Annual Meeting.

If you hold class B shares through a bank or broker, please refer to your proxy card, the Notice or other information forwarded by your bank or broker to see how you can revoke your proxy and change your vote.

How many votes do you need to hold the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. A quorum is necessary to hold the Annual Meeting and conduct business. If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is present.

What happens if I do not provide voting instructions or if a nominee is unable to stand for election?

If you sign and return a proxy but do not provide voting instructions, your shares will be voted as recommended by the board.

If a director nominee is unable to stand for election, the board may either reduce the number of directors that serve on the board or designate a substitute nominee. If the board designates

a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

Will my shares be voted if I do not vote by Internet, by telephone or by signing and returning my proxy card?

If you are a shareowner of record of class A shares or class B shares and you do not vote, then your shares will not count in deciding the matters presented for shareowner consideration at the Annual Meeting.

If your class A shares are held in the UPS Stock Fund in the UPS 401(k) Savings Plan and you do not vote by 11:59 p.m. Eastern Time on May 6, 2019, then the Plan trustee will vote your shares for each proposal in the same proportion as the shares held under the Plan for which voting instructions were received.

If your class B shares are held in street name through a bank or broker, your bank or broker may vote your class B shares under certain limited circumstances if you do not provide voting instructions before the Annual Meeting. These circumstances include voting your shares on "routine matters" as defined by NYSE rules related to voting by banks and brokers, such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. With respect to this proposal, therefore, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The remaining proposals are not considered "routine matters" under NYSE rules relating to voting by banks and brokers. When a proposal is not a routine matter and the brokerage firm has not received voting instructions, the brokerage firm cannot vote the shares on that proposal. Shares that banks and brokerage firms are not authorized to vote are called "broker non-votes." Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum but not for determining the number of shares voted for or against the non-routine matter.

We encourage you to provide instructions to your bank or brokerage firm by voting your proxy so that your shares will be voted at the Annual Meeting in accordance with your wishes.

What is the vote required for each proposal to pass, and what is the effect of abstentions and uninstructed shares on each of the proposals?

Our Bylaws provide for majority voting in uncontested director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee's election is greater than the number of votes cast against that nominee. See "Corporate Governance – Majority Voting and Director Resignation Policy" for an explanation of what would happen if more votes are cast against a nominee than for the nominee. Abstentions are not considered votes cast for or against the nominee. For each other proposal to pass, in accordance with our Bylaws, the proposal must receive the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote.

The following table summarizes the votes required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

Proposal Number	Item	Votes Required for Approval	Abstentions	Uninstructed shares
1.	Election of 12 directors	Majority of votes cast	No effect	No effect
2.	Ratification of independent registered public accounting firm	Majority of the voting power of the shares present in person or by proxy	Same as votes against	Discretionary voting by broker permitted
3. - 5.	Shareowner proposals	Majority of the voting power of the shares present in person or by proxy	Same as votes against	No effect

If an incumbent director nominee does not receive the requisite vote, he or she must offer to resign from the board, and the Board of Directors, through a process managed by the Nominating and Corporate Governance Committee, will decide whether to accept the offer to resign.

What do I need to bring to attend the Annual Meeting in person?

You need proof of your share ownership (such as a recent brokerage statement or a letter from your broker showing that you owned shares of United Parcel Service, Inc. common stock as of the Record Date) and a form of government-issued photo identification. If you do not have proof of ownership and valid photo identification, you may not be admitted to the Annual Meeting. All bags, briefcases and packages will be held at registration and will not be allowed in the Annual Meeting.

What does it mean if I receive more than one Notice, proxy card or voting instruction form?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account by using one of the voting methods as described above.

When and where will I be able to find the voting results?

You can find the official results of the voting at the Annual Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment as soon as they become available.

Other Information for Shareowners

Solicitation of Proxies

We will pay our costs of soliciting proxies. Directors, officers and other employees, acting without special compensation, may solicit proxies by mail, email, in person or by telephone. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials and Notice to, and obtaining voting instructions relating to the proxy materials and Notice from, shareowners. In addition, we have retained Georgeson to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $10,000 plus associated costs and expenses.

Eliminating Duplicative Proxy Materials

We have adopted a procedure approved by the SEC called "householding" under which multiple shareowners who share the same last name and address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareowners. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: UPS Investor Relations, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6059, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials or Notice by notifying us in writing or by telephone at the same address or telephone number.

Proxy Access, Shareowner Proposals and Nominations for Director at the 2020 Annual Meeting

Shareowners who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2020 Annual Meeting of Shareowners must submit their proposals so that they are received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than the close of business on November 16, 2019. Any proposal will need to comply with SEC regulations regarding the inclusion of shareowner proposals in Company-sponsored proxy material.

Shareowner notice of the intent to use proxy access must be delivered by a shareowner to the Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first released to shareowners in connection with the preceding year's annual meeting of shareowners; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting, and not later than the close of business on the later of the 120th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Therefore, any notice of the intent to use proxy access must be delivered to our Corporate Secretary no later than the close of business on November 15, 2019 and no earlier than the close of business on October 17, 2019. However, if the date of our 2020 Annual Meeting occurs more than 30 days before or 30 days after May 9, 2020, the anniversary of the 2019 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 120th day prior to the date of the 2020 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2020 Annual Meeting.

Shareowners who wish to propose business or nominate persons for election to the Board of Directors at the 2020 Annual Meeting of Shareowners, and the proposal or nomination is not intended to be included in our 2020 proxy materials, must provide a notice of shareowner business or nomination in accordance with Article II, Section 10 of our Bylaws. In order to be properly brought before the 2020 Annual Meeting of Shareowners, Article II, Section 10 of our Bylaws requires that a notice of a matter the shareowner wishes to present (other than a matter brought pursuant to Rule 14a-8), or the person or persons the shareowner wishes to nominate as a director, must be received by our Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of preceding year's annual meeting. Therefore, any notice intended to be given for a proposal or nomination not intended to be included in our 2020 proxy materials must be received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than the close of business on February 9, 2020, and no earlier than the close of business on December 11, 2019. However, if the date of our 2020 Annual Meeting occurs more than 30 days before or 30 days after May 9, 2020, the anniversary of the 2019 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business

on the 90th day prior to the date of the 2020 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2020 Annual Meeting.

To be in proper form, a shareowner's notice must be a proper subject for shareowner action at the Annual Meeting and must include the specified information concerning the proposal or nominee as described in Section 10 of our Bylaws. Our Bylaws are available on the governance page of our investor relations website at www.investors.ups.com.

2018 Annual Report on Form 10-K

A copy of our 2018 Annual Report on Form 10-K, including financial statements, as filed with the SEC may be obtained without charge upon written request to: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. It is also available on our investor relations website at www.investors.ups.com.

Other Business

Our Board of Directors is not aware of any business to be conducted at the Annual Meeting other than the proposals described in this Proxy Statement. Should any other matter requiring a vote of the shareowners arise, the persons named in the accompanying proxy card will vote in accordance with their

best judgment. A proxy granted by a shareowner in connection with the Annual Meeting will give discretionary authority to the named proxy holders to vote on any such matters that are properly presented at the Annual Meeting, subject to SEC rules.



ANNUAL MEETING OF SHAREOWNERS

 Thursday, May 9, 2019, 8:00 a.m. Eastern Time

 Hotel du Pont
11th and Market Streets
Wilmington, Delaware 19801

Central Elements of UPS Executive Compensation



Central Elements of UPS Executive Compensation

Base Salary 12%
- Fixed cash compensation.
- Designed to provide an appropriate level of financial certainty.

Annual Incentive Awards 18%
- Subject to achievement of key business objectives for the year.
- Payout is substantially "at risk" based on company performance.
- 2/3 of any payout is in the form of Restricted Performance Units ("RPUs"), which vest one year after performance is achieved.

Ownership Incentive Awards 1%
- Encourages executives to maintain substantial ownership of Company stock.
- Value of award is based on equity ownership.
- Payout is in the form of Company stock.

Stock Option Awards 7%
- Further aligns shareowner and employee interests.
- Motivates toward sustained stock price increase.
- Multi-year vesting provides retention incentive.

Long-term Performance Incentive Awards 62%
- Payout is subject to achievement of performance metrics over a three-year period.
- Supports long-term strategy.
- Motivates and rewards achievement of long-term goals.
- Acts as a retention mechanism.

Total Direct Compensation

The UPS Board



Newer directors (0-2 years)
(3-5 years)
Medium-tenured directors (6-10 years)
Longer-tenured directors (11-15 years)
(>15 years)

balanced
tenure
arc

Organizational Chart for Directors Option 1.ai


Chairman of the Board
Independent Lead Director
UPS Board of Directors
Audit Committee Chair
Compensation Committee Chair
Nominating Committee Chair
Risk Committee Chair

Organizational Chart for Directors Option 2.ai



The Independent Lead Director provides significant input into the board meeting agendas, spends time with our Chairman and CEO after each board meeting to provide feedback, and serves as liaison between the Chairman and the non-management and independent directors.

Chairman of the Board

Independent Lead Director

UPS Board of Directors

Audit Committee Chair

Compensation Committee Chair

Nominating Committee Chair

Risk Committee Chair

non-employee director compensation.ai


Non-Employee Director Compensation*
2015
$100,000
$160,000
2016
$102,500
$170,000
2017
$105,000
$170,000
2018
$105,000
$170,000
0
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
Cash
Stock Award Value

Performance Range.ai



Growth in Adjusted Consolidated Revenue*

Payout Range

200%
137%
100%
50%
No Payout

Min | Target | Max
1.5% | 6.0% | 6.7% | 9.0%
Final Result

Performance Range

Adjusted Operating Return on Invested Capital*

Payout Range

200%
100%
85%
50%
No Payout

Min | Target | Max
22.8% | 26.8% | 28.5% | 34.2%
Final Result

Performance Range

Relative Total Shareowner Return*

Payout Range

200%
100%
50%
No Payout
0%

Min | Target | Max
18th | 25th | 50th | 75th
Final Result

Performance Range

**Actual Payout for 2016 LTIP RPU Award
as a Percent of Target**

74%